Exhibit 3.16

ANNUAL REPORT

2017

COMPANY PROFILE

With annual sales of over $12 billion and over 65,000 employees, METRO is a leader in the food and pharmaceutical distribution in Québec and Ontario, where it operates or supplies a network of 948 food stores under several banners including Metro, Metro Plus, Super C, Food Basics, Adonis and Première Moisson, as well as 256 drugstores under the Brunet, Metro Pharmacy and Drug Basics banners.

2017 HIGHLIGHTS

•	53-week fiscal year versus 52 weeks in 2016

•	Sales of $13,175.3 million, up 3.0%

•	Net earnings of $608.4 million, up 3.8%

•	Fully diluted net earnings per share of $2.57, up 7.5%

•	Return on equity of 21.7%, exceeding 14% for the 24th consecutive year

•	Dividends per share increase of 16.9%, the 23rd consecutive year of dividend growth

RETAIL NETWORK

		Québec		Ontario	Total
Supermarkets	Metro	201	Metro	134	335
	Metro Plus
Discount stores	Super C	97	Food Basics	129	226
Neighbourhood stores	Marché Richelieu	58
	Marché Ami	214
	Marché Extra	78
					350
Partners	Adonis	9	Adonis	2	11
	Première Moisson	25	Première Moisson	1	26
Total		682		266	948
Drugstores	Brunet	183	Pharmacy	73	256
	Brunet Plus		Drug Basics
	Brunet Clinique
	Clini Plus

Forward-looking information: For any information on statements in this Annual Report that are of a forward-looking nature, see section on “Forward-looking information” in the Management’s Discussion and Analysis (MD&A).

FINANCIAL HIGHLIGHTS

	2017	2016	2015	2014	2013
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
OPERATING RESULTS (Millions of dollars)
Sales	13,175.3	12,787.9	12,223.8	11,590.4	11,399.9
OI*	966.4	931.3	857.8	781.5	765.3
Net earnings	608.4	586.2	519.3	456.2	703.9
Adjusted net earnings from continuing operations(1)	608.4	586.2	523.6	460.9	460.7
Cash flows from operating activities	696.2	707.4	678.3	433.1	566.0
FINANCIAL STRUCTURE (Millions of dollars)
Total assets	6,050.7	5,606.1	5,387.1	5,279.5	5,064.2
Non-current debt	1,441.6	1,231.0	1,145.1	1,044.7	650.0
Equity	2,923.9	2,693.2	2,657.2	2,684.1	2,799.8
PER SHARE (Dollars)
Basic net earnings	2.59	2.41	2.03	1.70	2.44
Fully diluted net earnings	2.57	2.39	2.01	1.69	2.43
Adjusted fully diluted net earnings from continuing operations(1)	2.57	2.39	2.03	1.71	1.58
Book value	12.87	11.52	11.00	10.59	10.21
Dividends	0.6275	0.5367	0.4500	0.3833	0.3217
FINANCIAL RATIOS (%)
OI*/ Sales	7.3	7.3	7.0	6.7	6.7
Return on equity	21.7	21.9	19.4	16.6	26.4
Non-current debt/total capital	33,0	31,4	30.1	28.0	18.8
SHARE PRICE (Dollars)
High	47,41	48,19	38.10	24.93	25.27
Low	38,00	35,61	24.27	20.00	18.84
Closing price (At year-end)	42,91	44,09	35.73	24.62	21.58

*	Operating income before depreciation and amortization and associate’s earnings
(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

MESSAGE FROM THE CHAIR OF THE BOARD

Dear Shareholders,

METRO achieved a good performance growth during the 2017 financial year despite a fiercely competitive market marked by deflation of food prices. Once again, the METRO team was able to display disciplined management.

This year marks an important milestone for METRO not only because the Corporation celebrates its 70th anniversary, but it also entered into the most important transaction of its history with The Jean Coutu Group (PJC) Inc., the leader in the pharmacy industry in Québec. This transaction should be(2) completed in the first half of the coming year.

I would like to congratulate the President and Chief Executive Officer as well as all members of the METRO team for the excellent work they have accomplished. We are proud to be able to count on an experienced management team to begin this next growth phase of the Corporation.

Board of Directors

Once again, this year, the Board of Directors reviewed and approved the Corporation’s strategic plan and supported management in ongoing initiatives and projects. We were actively involved in making and approving the transaction with the Jean Coutu Group. The directors also reviewed and approved a six-year investment project of $400 million(2) aimed at modernizing the Corporation’s distribution network in Ontario. The Board will continue to support management on these two strategic projects as well as on all other priorities.

The Board continued to improve the Corporation’s governance. In fact, amongst other things, the Board approved a new code of conduct for suppliers in order to establish high ethical standards between suppliers and the Corporation. Furthermore, the Directors’ Code of Ethics was updated to, amongst other things, include certain elements of the new employee code of conduct approved in 2016 and to reflect the new reality of social media.

Having reached the mandatory age of retirement, Mr. Michel Labonté will retire from the Board in January 2018. Serving on the Board of Directors since 2006, Mr. Labonté chaired the Audit Committee since 2007. On behalf of the Board, I would like to thank him for his important contribution and the dedication that he has shown over the course of his mandate. Mr. Labonté’s seat will not be filled as the Board expects(2) to welcome two additional directors who will be appointed during the coming year by the Jean Coutu Group once the transaction is completed. Therefore, there will be 12 directors serving on the Board following the next annual general meeting of shareholders, the number of Board members increasing to 14 once the transaction is completed.

Diversity

METRO is proud to be amongst the TSX60 corporations which fosters diversity the most, according the Canadian Board Diversity Council, with a representation of 38% of women serving on the Board during the 2017 financial year. In the next year, our Board will continue to exceed its representation target of 30% of women or men.

I would like to thank the Board members for their cooperation and their commitment in making METRO a successful and innovative company which continues to build for the future. Finally, thank you to our shareholders for their continued trust.

Réal Raymond

Chair of the Board

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

MESSAGE FROM THE PRESIDENT AND CEO

Dear Shareholders,

2017 will be a memorable year in METRO’s history.

First, we celebrated our 70th anniversary, a symbol of longevity which deserves to be recognized.

On December 22, 1947, a few independent grocers of the Montréal area joined forces to form a buying group and became Les Magasins Lasalle Stores to better rival large retail chains of the time. This small Québec business would transform and develop to become the Canadian leader in food and pharmaceutical distribution we know today.

We are proud of our success to date but we are not taking anything for granted. We will pursue our growth by continuously adapting to our customer’s evolving expectations.

The food industry environment was more difficult this year, marked by the deflation of food prices in a fiercely competitive market. However, we successfully grew our sales and our net earnings while our market shares remained stable.

We recorded sales of $13,175.3 million, up 3.0%. Excluding the 53rd week of fiscal 2017, sales were up 1.0%. Same-store sales were up 0.3%. Our net earnings were $608.4 million, up 3.8% over 2016, and fully diluted net earnings per share were $2.57, up 7.5%. Return on equity was 21.7% and METRO’s share price closed the year at $42.91, down 2.7% over one year, but up 74.3% over three years and 120.4% over five years.

Beyond our anniversary and our good performance, we will remember 2017 mostly because of our acquisition of the Jean Coutu Group (PJC) Inc. in October 2017, the largest transaction in our history.

Strategic investments

On October 2, 2017, we announced the acquisition of the Jean Coutu Group (PJC) Inc., the leader in pharmacy in Québec, for approximately $4.5 billion. This transaction is subject to the completion of customary closing conditions, including regulatory approvals, and should be(2) completed in the first half of 2018. If the closing conditions are satisfied, this major transaction will make METRO a leader in the food, pharmacy, health and beauty retail industry in Canada, particularly in Québec, with over 1,300 stores and projected revenues of about $16 billion(2). It will strengthen our competitive positioning and will provide us with a new avenue for growth.

Our current distribution and franchising activities in the pharmaceutical sector, through our subsidiary McMahon Distributeur pharmaceutique Inc. mostly under the Brunet banner, will be combined with those of the Jean Coutu Group to create a standalone division of METRO. Jean Coutu Group shareholders will become important METRO shareholders and will have two representatives on our Board of Directors.

As a result of this transaction, which we anticipate will deliver cost reduction synergies of $75 million(2) per year three years from now, METRO will maintain a strong balance sheet and all of the flexibility required to pursue its growth strategy. Twenty-five percent of the acquisition price will be paid by issuing METRO shares. The proceed of the sale of a majority of the shares that we held in Alimentation Couche-Tard Inc. worth approximately $1.5 billion, the proceed of the $1.2 billion debt offering announced on November 29, together with new bank financing, will be used to finance the acquisition.

In the food sector, we announced on October 11, 2017, a $400 million(2) investment over 6 years to modernize our Ontario distribution facilities. We will build two new distribution facilities in Toronto, one for fresh products and one for frozen products. Both will make use of the most recent technology, including automation. The investment, which will allow us to increase our efficiency, reflects our commitment to continue our expansion in the Ontario market. These new facilities will enable us to offer our customers a wider range of quality products as well as improve our efficiency and the level of service to our stores.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Our network and partnerships

2017 was a record year in terms of investments in our retail network. We invested $305 million with our retailers to expand and modernize our store network. We carried out 55 large-scale projects, including 10 new stores and 45 major renovation projects, which resulted in a 1.2% increase in our net square footage.

We relocated, remodeled or expanded 14 Metro stores and 6 Super C stores across Québec and also opened 4 new Super C stores. For its part, Première Moisson opened a new store.

In Ontario, our improved performance and the population growth led us to open a record number of new stores. We opened 2 Metro stores and 4 Food Basics stores. We also renovated 12 Metro stores and 9 Food Basics stores with encouraging results.

On April 25, 2017, we announced that we would acquire the minority interests of the Adonis and Phoenicia founders, of which we have been the majority shareholder since 2011. This transaction should close by the end of the current year. Our partnership was a successful one for both parties and I want to thank Jamil Cheaib, Elie Cheaib and Georges Ghrayeb for their exceptional collaboration. We are committed to continue(2) along the path they have set and expand Adonis in Québec and Ontario.

Exceeding our customers’ expectations

Today and tomorrow’s consumer is at the center of our strategic plan. That’s why we are especially proud to report an increase in customer satisfaction in all of our banners. We noted improvements against all five of our satisfaction metrics. This reflects the commitment of our team members and the quality of our training programs, a key element of differentiation.

In October of 2016, we implemented an online grocery service in the Montréal area and then, at the end of this year, in the Québec City region. After completing their online transaction, our customers can pick up their purchases at the store or choose to have them delivered. Our omnichannel digital platform is easy to use and efficient. It received two grand prizes, first at the 2017 Octas Gala which recognizes excellence and innovation in information technology and then at the Boomerang Awards which recognizes the best in digital technology in Québec. The online service is accessible to 60% of Québec’s population as of November of 2017, following its deployment in the Outaouais region. We also plan(2) to implement it in Ontario in fiscal 2019.

As a result of our determination to adapt to new trends, we acquired a majority stake in MissFresh, a Montréal company founded in 2015, specializing in the online sale and delivery of meal kits. This service is complementary to our stores and we believe(2) this investment will lead to increased sales and synergies.

We continue to improve our product offering in all categories and in all banners, to address our customers’ evolving needs. Metro stores are also offering a more and more personalized experience which reflects customer preferences through our loyalty programs - metro&moi in Québec and Air Miles in Ontario.

Our pharmaceutical activities

In the pharmaceutical sector, we achieved our goals despite the decline of generic drug prices in the wake of regulatory reforms. We continued our efforts to optimize our network in both Québec and Ontario. In Québec, this led to the opening of 3 new stores, the conversion of 3 others to the Brunet Plus banner and 1 relocation project. In Ontario, we successfully launched a new layout concept in 3 pharmacies integrated into Metro stores, providing our customers with an improved experience.

Finally, McMahon obtained an exclusive three-year contract from Québec’s Ministry of Health and Social Services to distribute drugs in public health institutions in four regions.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Outlook(2)

2018 will be marked by the beginning of the combination of the activities of the Jean Coutu Group and McMahon’s, which will get underway as soon as the transaction is approved by the regulatory authorities. We will invest in our retail network, and start our project to modernize our distribution facilities in Ontario.

In Ontario, the minimum wage will increase by more than 20% in January 2018. For METRO, the impact will be approximately $35 million(2) for fiscal 2018. In the current market environment, characterized by low inflation and strong competition, this significant increase in our operating costs will create significant challenges but we will make every effort to minimize its impact.

We will continue to work to realize our vision of delivering the best customer experience in each of our banners. This vision is supported by our strategic priorities: improving customer satisfaction, investing in our retail network, increasing efficiencies, deploying e-commerce and developing our people.

In closing, I would like to thank and congratulate all our employees, our retailers, and my senior management colleagues for their hard work and contribution to our success. I would also like to thank our directors for supporting our strategic projects and their sound advice, and of course, our shareholders for their continued trust.

Eric R. La Flèche

President and Chief Executive Officer

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

CORPORATE RESPONSIBILITY

We continue to execute and implement our 2016-2020 Corporate Responsibility Plan. One of our significant achievements in 2017 was the development and implementation of a Responsible Procurement Framework and a Supplier Code of Conduct for Responsible Procurement, which complement our existing policies on local purchasing and sustainable procurement. The first applies immediately to our food activities at METRO, and will gradually be extended to other sectors. The second went into effect throughout the whole organization and applies to the entire supply chain. These new tools were inspired by four major principles that are important to us: commercial ethics, respect for workers and contributing to economic development, protecting the environment and respect for animal health and welfare.

Along the same line, we continued to implement our Local Purchasing Program. In Québec, where the program was launched in 2013, it is now in place in 11 regions, with 175 suppliers and more than 1,000 products. In Ontario, we are currently present in 3 regions, with 50 suppliers and 220 products.

METRO increased the scope of its food recovery programs, Récupartage in Québec and One More Bite in Ontario. In Québec, some 1,679 metric tons (including 691 tons of meat) were recovered and distributed to more than 1,200 recipient organizations thanks to our collaboration with several food banks.

The 5th edition of the Green Apple School Program was rolled out in 2017 and will continue in 2018. Its goal is to encourage students in Québec and Ontario schools to increase their fruit and vegetable consumption and to continue to support our merchants’ close connection to their communities.

At the start of the fiscal year, the Conseil des entreprises en technologies environnementales du Québec (CETEQ) recognized the quality of our organic waste recovery program by awarding METRO the prix Projet vert ICI at the 7th edition of the Envirolys Gala. In 2016, the program resulted in the recovery of over 19,000 tons of organic waste from Metro, Super C and Food Basics stores, which was then redistributed to food banks, used for composting or sent to biomethanization.

Once again, our employees showed great generosity during the annual campaign to benefit Centraide. We registered a record contribution of $887,460 for the Greater Montréal area and of $1,376,722 throughout Québec. For the second straight year, METRO received the Centraide “Solidaires Coup de coeur - Appui Global” award.

We also gave $135,000 through our employee donation program in Ontario, the Metro Full Plate Program, which lends its support to four organizations in the food security and wellness sector.

In the spring of 2017, we led a fundraising effort involving our Metro, Metro Plus and Super C customers and employees, to assist victims of major floods that affected more than 140 Québec municipalities. Over $516,000 was raised and donated to the Red Cross. Another campaign involving Super C customers, raised $279,000 for the MIRA organization.

In Ontario, METRO once again partnered with The Grocery Foundation for the Toonies for Tummies campaign. A total of $582,833 was raised by our Metro and Food Basics stores’ customers and employees.

To learn more about METRO’s orientations and achievements with respect to corporate responsibility, please consult the documentation available at metro.ca/responsibility.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

MANAGEMENT’S DISCUSSION AND ANALYSIS

AND CONSOLIDATED FINANCIAL STATEMENTS

For the year ended September 30, 2017

The following Management’s Discussion and Analysis sets out the financial position and consolidated results of METRO INC. for the fiscal year ended September 30, 2017, and should be read in conjunction with the annual consolidated financial statements and the accompanying notes as at September 30, 2017. This report is based upon information as at November 24, 2017 unless otherwise indicated. Additional information, including the Annual Information Form and Certification Letters for fiscal 2017, is available on the SEDAR website at www.sedar.com.

OVERVIEW

The Corporation is a leader in food and pharmaceutical industry in Québec and Ontario.

The Corporation, as a retailer or a distributor, operates under different grocery banners in the traditional supermarket and discount segments. For those consumers wanting service, variety, freshness and quality, we operate 335 supermarkets under the Metro and Metro Plus banners. The 226 discount stores operating under the Super C and Food Basics banners offer products at low prices to consumers who are both cost-and quality-conscious. The Adonis banner, which currently has 11 stores, is specialized in fresh products and Mediterranean and Middle-Eastern products. The majority of these stores are owned by the Corporation or by structured entities and their financial statements are consolidated with those of the Corporation. Independent owners bound to the Corporation by leases or affiliation agreements operate a large number of Metro and Metro Plus stores. Supplying these stores contributes to our sales. The Corporation also acts as a distributor by providing neighbourhood grocery stores with banners that reflect their environment and customer base. Their purchases are included in the Corporation’s sales. The Corporation also operates Première Moisson, a company specialized in bakery, pastry, charcutery and other food offerings prepared on an artisanal basis and respectful of great traditions. Première Moisson sells its products to the Corporation’s stores, to restaurant and distribution chains as well as directly to consumers in its 26 shops. What’s more, with MissFresh, the Company is well-positioned in a growing market, the online sale of meal kits delivered to your door or picked up in-store in a box with recyclable packaging that seals in all of the food’s freshness.

The Corporation also acts as franchisor and distributor for 183 franchised Brunet Plus, Brunet, Brunet Clinique, and Clini Plus drugstores, owned by independent pharmacists. The Corporation also operates 73 drugstores under Metro Pharmacy and Drug Basics banners and their sales are included in the Corporation’s sales. Our sales also include the supply of non-franchised drugstores and various health centres.

GOAL, MISSION AND STRATEGY

The Corporation’s goal is to provide the best customer experience in each of our banners.

Our mission is to exceed our customers’ expectations day in and day out to earn their long-term loyalty.

The four pillars of our business strategy are : customer focus, best team, execution and efficiency.

We put the customer at the heart of every decision. In our supermarkets and our discount stores, friendly service, a pleasant and efficient shopping experience, quality products and competitive prices are our priorities.

The best team consists of leaders who put the Corporation’s interests first. Employee growth and leadership development and succession planning ensure its continued strength.

Execution and efficiency means high operating standards across the board, a results-driven corporate culture, engaging all employees and monitoring performance so as to react swiftly.

Our business strategy is founded on corporate responsibility. The fundamental purpose of our actions is to ensure profitable growth for all: employees, shareholders, business partners and the communities that we serve.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

KEY PERFORMANCE INDICATORS

We evaluate the Corporation’s overall performance using the following principal indicators:

•	sales:

•	same-store sales growth;

•	dollar value of the average basket (average customer transaction) and number of transactions;

•	average weekly sales;

•	average weekly sales per square foot;

•	percentage of sales represented by customers who are loyalty program members;

•	market share;

•	customer satisfaction;

•	gross margins percentage;

•	sales per hour worked by store to assess productivity;

•	operating income before depreciation and amortization and associate’s earnings as a percentage of sales;

•	net earnings as a percentage of sales;

•	net earnings per share growth;

•	return on equity;

•	retail network investments:

•	dollar value and nature of store investments;

•	number of stores;

•	average store square footage;

•	network’s total square footage.

KEY ACHIEVEMENTS IN FISCAL 2017

Our sales in 2017 rose 3.0% over those for 2016. Net earnings increased by 3.8% and fully diluted net earnings per share by 7.5% over those for 2016. The 2017 fiscal year was 53 weeks long, one more than in fiscal 2016. That extra week had an impact of $258.4 million on our sales and $0.05 on our net earnings per share. Our customer-first strategies and sustained investments in our retail network enabled us to increase our sales in a very competitive market. We realized several projects over the fiscal year, including the following major ones:

•	We continued, along with our retailers, our investment plan in our stores with projects totalling $305 million. In Québec, we opened a new Super C store, converted three Metro stores into Super C stores, relocated three stores and carried out major renovations in 17 others. We were also very active in Ontario, where we opened two new Metro stores, four new Food Basics stores, and carried out renovations in 21 other stores.

•	Our online grocery service, launched in October of 2016 in three stores in the Montréal area, continued its expansion in the province. Since October 2017, the service is available to the entire Greater Montréal region, including both the South Shore and the North Shore, as well as the Québec City region. The service will be available to 60% of the population of Québec by the end of 2017 as we add other regions, always with the promise of guaranteed freshness. We plan to implement the service in Ontario in fiscal 2019. Last May, METRO was recognized for its online shopping project by winning an award at the OCTAS Gala, organized by l’Association des technologies de l’information du Québec, in the Large Company category. The OCTAS awards recognize projects for their creativity, vitality and contribution to the growth of digital information and technology.

•	The METRO banner continued to work on an increasingly more relevant offering for its consumers, as well as on personalizing its offerings. In a market that is converging more and more towards digital activities, metro&moi members can now enjoy an even more user-friendly app with coupons and reward cheques now available on their mobile.

•	Super C and Food Basics are always trying to find new ways to better serve their clientele and they seized the opportunity to become the first two discount banners to feature a mobile app. This app allows users to go through the flyer, view the weekly specials, access multiple exclusive supplier coupons and locate the nearest store.

•	We began selling beer last year in certain Metro and Food Basics stores in Ontario and we added wine this past year. We are always on the lookout for ways to better meet the needs of our clientele.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

•	Three Marché Richelieu stores underwent expansion or renovations. The new concept provides a different ambiance with a modern design and a greater variety of products in all departments, as well as more space set aside for local beers.

•	The Local Purchasing Program continued to progress with presently 11 regions in Québec and three regions in Ontario. There are now a combined 225 participating suppliers in both provinces. Local food purchasing helps build a strong agri-food system and also helps our economy grow by creating good jobs.

•	Our private labels won 22 awards, recognizing the quality, originality and innovation of our Selection and Irresistibles products. Among them was our French wine, Hémisphère, named one of the best private label wines in the world with respect to taste and design by The Private Label Manufacturers Association (PLMA).

•	The Brunet banner continued to develop as it opened three new establishments. Our McMahon pharmaceutical division was awarded an exclusive contract to distribute drugs in all of the public health institutions in the Montérégie, Laurentides-Lanaudière, the Outaouais and Abitibi. Those last two regions constitute new business for McMahon.

•	Last April we announced the repurchase of the minority interest held by the three founders of Groupe Adonis and Groupe Phoenicia at the end of fiscal 2017, as they have decided to retire. This ends a very successful partnership for both parties. The succession at the head of Groupe Adonis and Groupe Phoenicia was planned long ago with the founders in order to ensure continuity within the companies, for both employees and customers.

•	Première Moisson introduced a new line of products exclusive to Metro, Collection Première Moisson, launched in September of 2017. We also opened a new store in Ville St-Laurent in October 2016.

•	On August 1st we announced the acquisition of a majority interest in MissFresh Inc., a very young company specializing in the online sale and delivery of meal kits. As a result, METRO is positioning itself in a fast-growing market and continues its efforts to meet all of its clientele’s needs.

•	Deeming the market favourable, on February 27, 2017 we issued a private placement offering of $400 million Series E senior unsecured notes at the floating bankers’ acceptance rate plus 57 basis points (0.57%). The proceeds of this issuance were used to pay down our revolving credit facility.

•	We continued our share buyback program with over seven million repurchased shares over the course of the fiscal year. The Company did not renew its share buyback program in the normal course of its activities.

•	Well aware of the various ongoing issues in our society, METRO is present on a regular basis to make donations and to help with fundraising efforts mainly for Centraide, the Red Cross, MIRA, Sainte-Justine’s Tree of Lights, and through the Metro Full Plate Program and Toonies for Tummies in Ontario. For the second straight year, METRO won the “Solidaires Coup de c ur- appui Global” award, handed out by Centraide. Furthermore, in an effort to get even more involved in the community, METRO partnered with the Regroupement partage organization to carry out the Cultiver l’espoir project: growing organic vegetables on five hectares of unused farmland on the West Island, on loan from the City of Montréal. METRO committed to selling half of the organic carrot production in its Metro and Super C stores, in order to sustain the project’s self-financing, and thus allow Regroupement partage to distribute, free of charge, to food banks, such as the Welcome Hall Mission, Moisson Montréal and Sun Youth. In doing so, METRO is pleased to ensure a guaranteed source of revenue to establish the program’s longevity and to support the sustainable procurement of food safety organizations.

•	On November 21, 2016, METRO was awarded the prix Projet vert ICI at the 7th edition of the Envirolys Gala, organized by the Conseil des entreprises en technologies environnementales du Québec (CETEQ). The project rewards an institution, business or industry whose activity is not directly linked to the environment sector, but who takes part in protecting the environment by developing an innovative project in a sustainable development perspective related to its mission. METRO presented the organic waste recovery program for all banners in Québec (Metro and Super C) and in Ontario (Metro and Food Basics). This program resulted in recovering a total of over 19,000 tons of organic waste in 2016.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

EVENTS AFTER THE REPORTING PERIOD

On October 2, 2017, the Corporation and The Jean Coutu Group (PJC) Inc. (“PJC”) announced that they had entered into a definitive combination agreement pursuant to which the Corporation will acquire all of the outstanding PJC Class A subordinate voting shares and all of the outstanding PJC Class B shares (collectively, the “PJC Shares”) for $24.50 per PJC Share (the “Purchase Price”), representing a total consideration of approximately $4,500.0 million, subject to the completion of customary closing conditions, including regulatory and PJC shareholder approvals (the “Acquisition”). Under the terms of the Acquisition, The Jean Coutu Group shareholders (“PJC Shareholders”) will receive an aggregate consideration which will consist of 75% in cash and 25% in common shares of the Corporation. The PJC shareholders approved the Acquisition on November 29, 2017.

To finance the cash element of the Purchase Price, at the moment of the announcement, the Corporation secured access to committed bank facilities fully underwritten by Bank of Montréal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consisted of a $500.0 million term loan facility (itself consisting of a 3-year $100.0 million tranche A, 4-year $150.0 million tranche B and a 5-year $250.0 million tranche C), a 1-month $250.0 million bridge term facility, an asset sale term facility of $1,500.0 million and a 1-year $1,200.0 million term facility.

The Corporation completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. on October 13, 2017 and October 17, 2017. As a result of such sale, the Corporation has terminated the $1,500.0 million asset sale term facility and plans(2) to use the proceeds of such sale to finance in part the Acquisition.

On December 4, 2017 the Corporation issued a private placement of $300.0 million aggregate principal amount of Series F unsecured senior notes, bearing interest at a fixed nominal rate of 2.68% and maturing in 2022; $450.0 million aggregate principal amount of Series G unsecured senior notes, bearing interest at a fixed nominal rate of 3.39% and maturing in 2027; and $450.0 million aggregate principal amount of Series H unsecured senior notes, bearing interest at a fixed nominal rate of 4.27% and maturing in 2047. As a result of such issuance, the Corporation terminated the $1,200.0 million term facility and plans(2) to use the proceeds of such issuance to finance in part the Acquisition.

The Corporation revised the terms of the $500.0 million term loan facility, now consisting of a 1-year $100.0 million tranche A, 2-year $200.0 million tranche B and a 3-year $200.0 million tranche C.

The Corporation also announced on October 11, 2017, a projected $400.0 million(2) investment over six years in its Ontario distribution network. The Corporation will modernize its Toronto operations between 2018 and 2023, building a new fresh distribution centre and a new frozen distribution centre.

In October 2017, the Canadian Competition Bureau began an investigation into the supply and sale of commercial bread which involves certain Canadian suppliers and retailers, including the Corporation. The Corporation fully cooperates with the authorities. Since the investigation is in its early stages, the Corporation is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the inquiry on the Corporation. However, based on the very limited information currently available, the Corporation does not believe that this matter will have a material adverse effect on the Corporation’s business, results of operations or financial condition.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

SELECTED ANNUAL INFORMATION

	2017	2016	Change	2015	Change
(Millions of dollars, unless otherwise indicated)	(53 weeks)	(52 weeks)%		(52 weeks)%
Sales	13,175.3	12,787.9	3.0	12,223.8	4.6
Net earnings attributable to equity holders of the parent	591.7	571.5	3.5	506.1	12.9
Net earnings attributable to non-controlling interests	16.7	14.7	13.6	13.2	11.4
Net earnings	608.4	586.2	3.8	519.3	12.9
Basic net earnings per share	2.59	2.41	7.5	2.03	18.7
Fully diluted net earnings per share	2.57	2.39	7.5	2.01	18.9
Adjusted net earnings(1)	608.4	586.2	3.8	523.6	12.0
Adjusted fully diluted net earnings per share(1)	2.57	2.39	7.5	2.03	17.7
Return on equity (%)	21.7	21.9	—	19.4	—
Dividends per share (Dollars)	0.6275	0.5367	16.9	0.4500	19.3
Total assets	6,050.7	5,606.1	7.9	5,387.1	4.1
Current and non-current portions of debt	1,454.5	1,246.5	16.7	1,161.6	7.3

Sales were $13,175.3 million in 2017, up 3.0% from 2016 sales. Sales for 2016 were $12,787.9 million, up 4.6% from $12,223.8 million in 2015. Fiscal 2017 was 53 weeks long, one week longer than fiscal 2016. Excluding this extra week, fiscal 2017 sales were up 1.0%. In 2017, same-store sales were up 0.3%. In 2016, same-store sales were up 3.7%.

Net earnings for fiscal 2017 reached $608.4 million, up 3.8% from the previous fiscal year. Fully diluted net earnings per share were $2.57 in 2017, an increase of 7.5% from the previous year. Fiscal 2017 was a 53-week year, one more week than fiscal 2016. Excluding the 53rd week results and $2.5 million before taxes for professional fees related to The Jean Coutu Group acquisition and the modernization project of our distribution network in Toronto, net earnings would have been up 2.0% and fully diluted net earnings per share, up 5.4%. Net earnings for fiscal 2016 were $586.2 million, up 12.9% from $519.3 million in fiscal 2015. Fully diluted net earnings per share for 2016 were $2.39 versus $2.01 in fiscal 2015, an increase of 18.9%.

In 2015, we recorded after-tax Series A notes early redemption fees of $4.3 million as non-recurring item. Excluding this non-recurring item, net earnings for 2016 were up 12.0% versus adjusted net earnings(1) of $523.6 million in 2015 and fully diluted net earnings per share for 2016 were up 17.7% versus adjusted fully diluted net earnings per share(1) of $2.03 in 2015.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

OUTLOOK(2)

2018 will be marked by the beginning of the combination of the activities of the Jean Coutu Group and McMahon’s, which will get underway as soon as the transaction is approved by the regulatory authorities. We will invest in our retail network, and start our project to modernize our distribution facilities in Ontario.

In Ontario, the minimum wage will increase by more than 20% in January 2018. For METRO, the impact will be approximately $35 million(2) for fiscal 2018. In the current market environment, characterized by low inflation and strong competition, this significant increase in our operating costs will create significant challenges but we will make every effort to minimize its impact.

We will continue to work to realize our vision of delivering the best customer experience in each of our banners. This vision is supported by our strategic priorities: improving customer satisfaction, investing in our retail network, increasing efficiencies, deploying e-commerce and developing our people.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

OPERATING RESULTS

SALES

Sales for fiscal 2017 totalled $13,175.3 million versus $12,787.9 million for fiscal 2016, an increase of 3.0%. Excluding the extra 53rd week in 2017, sales were up 1.0%. Same-store sales were up 0.3%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ASSOCIATE’S EARNINGS

This earnings measurement excludes financial costs, taxes, depreciation and amortization and associate’s earnings.

For fiscal 2017, operating income before depreciation and amortization and associate’s earnings totalled $966.4 million or 7.3% of sales versus $931.3 million or 7.3% of sales for fiscal 2016, up 3.8%.

Gross margins on sales for fiscal 2017 and 2016 was 19.7%. Operating expenses as a percentage of sales for fiscal 2017 and 2016 was stable at 12.4% reflecting ongoing cost controls.

DEPRECIATION AND AMORTIZATION AND NET FINANCIAL COSTS

Total depreciation and amortization expenses for fiscal 2017 were $194.2 million versus $182.8 million for fiscal 2016.

For fiscal 2017, net financial costs totalled $63.9 million compared to $61.4 million in 2016.

SHARE OF AN ASSOCIATE’S EARNINGS

For fiscal 2017, our share of earnings in Alimentation Couche-Tard was $93.5 million versus $91.1 million in 2016.

INCOME TAXES

The income tax expense of $193.4 million for 2017 and $192.0 million for 2016 represented effective tax rates of 24.1% and 24.7% respectively.

NET EARNINGS

Net earnings for fiscal 2017 were $608.4 million, an increase of 3.8% over net earnings of $586.2 million for fiscal 2016. Fully diluted net earnings per share rose 7.5% to $2.57 from $2.39 last year. Excluding the 53rd week results and $2.5 million before taxes for professional fees related to The Jean Coutu Group acquisition and the modernization project of our distribution network in Toronto, net earnings would have been up 2.0% and fully diluted net earnings per share, up 5.4%.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

QUARTERLY HIGHLIGHTS

(Millions of dollars, unless otherwise indicated)	2017	2016	Change (%)
Sales
Q1(3)	2,971.3	2,961.6	0.3
Q2(3)	2,902.4	2,882.0	0.7
Q3(4)	4,073.2	4,015.4	1.4
Q4(5)	3,228.4	2,928.9	10.2

Fiscal	13,175.3	12,787.9	3.0

Net earnings
Q1(3)	138.1	139.8	(1.2)
Q2(3)	132.4	124.9	6.0
Q3(4)	183.0	176.5	3.7
Q4(5)	154.9	145.0	6.8

Fiscal	608.4	586.2	3.8

Fully diluted net earnings per share (Dollars)
Q1(3)	0.58	0.56	3.6
Q2(3)	0.56	0.51	9.8
Q3(4)	0.78	0.72	8.3
Q4(5)	0.66	0.60	10.0

Fiscal	2.57	2.39	7.5

(3)	12 weeks
(4)	16 weeks
(5)	2017 - 13 weeks, 2016 - 12 weeks

Sales in the first quarter of 2017 reached $2,971.3 million, up 0.3% compared to $2,961.6 million in the first quarter of 2016. Same-store sales were up 0.7% (2.8% in the same quarter of 2016). Our aggregate food basket experienced deflation of 1.0% versus an inflation of 2.8% in 2016, which largely explains our lower sales growth. Certain other factors also impacted our sales negatively, namely our decision not to renew a supply agreement for a network of hospitals in our wholesale pharmaceutical business, as well as the closure for conversion of some Metro stores that has not been offset in the first quarter by sales of the newly-opened discount stores.

Sales in the second quarter of 2017 reached $2,902.4 million, up 0.7% compared to $2,882.0 million in the second quarter of 2016. Same-store sales were up 0.3% (5.0% in the same quarter of 2016). Our food basket experienced more deflation than in the previous quarter, at about 2.0% (inflation of 3.0% in 2016), which largely explains our modest sales growth.

Sales in the third quarter of 2017 reached $4,073.2 million, up 1.4% compared to $4,015.4 million in the third quarter of 2016. Same-store sales decreased slightly by 0.2% compared to an increase of 3.9% in the third quarter of 2016. Our food basket continued to experience a deflation of approximately 1% (inflation of 1.5% in 2016) which largely explains our lower sales growth.

Sales in the fourth quarter of 2017 reached $3,228.4 million, up 10.2% compared to $2,928.9 million in the fourth quarter of 2016. Excluding the extra 13th week in 2017, fourth quarter sales were up 1.4%. Same-store sales increased by 0.4% compared to an increase of 2.8% in the fourth quarter of 2016. Our food basket experienced a slight inflation of about 0.3%, compared to deflation in the three previous quarters.

Net earnings for the first quarter of 2017 were $138.1 million, a decrease of 1.2% from $139.8 million for the first quarter of 2016. Fully diluted net earnings per share rose 3.6% to $0.58 from $0.56 in 2016. The decrease in net earnings is due to a $6.7 million decline in our share of an associate’s earnings (Alimentation Couche-Tard).

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Net earnings for the second quarter of 2017 were $132.4 million, an increase of 6.0% from $124.9 million for the second quarter of 2016. Fully diluted net earnings per share rose 9.8% to $0.56 from $0.51 in 2016.

Net earnings for the third quarter of 2017 were $183.0 million, an increase of 3.7% from $176.5 million for the third quarter of 2016. Fully diluted net earnings per share rose 8.3% to $0.78 from $0.72 in 2016.

Net earnings for the fourth quarter of 2017 were $154.9 million, an increase of 6.8% from $145.0 million for the fourth quarter of 2016. Fully diluted net earnings per share rose 10.0% to $0.66 from $0.60 in 2016. Excluding the 13th week results and $2.5 million before taxes for professional fees related to The Jean Coutu Group acquisition and the modernization project of our distribution network in Toronto, net earnings would have been similar to net earnings in 2016 and fully diluted net earnings per share, up 1.7%.

CASH POSITION

OPERATING ACTIVITIES

Operating activities generated cash flows of $696.2 million over fiscal 2017 compared to $707.4 million in 2016. This difference is mainly due to the increase in income tax paid.

INVESTING ACTIVITIES

Investing activities required outflows of $333.0 million over fiscal 2017 versus $328.3 million in 2016. This difference is due to $55.3 million higher fixed and intangible asset acquisitions in 2017 and $35.0 million in business acquisitions in 2016.

During fiscal 2017, we and our retailers opened 10 new stores and carried out major expansions and renovations of 45 stores for a net increase of 236,300 square feet or 1.2% of our retail network.

FINANCING ACTIVITIES

Over fiscal 2017, we utilized $241.8 million versus $373.1 million in 2016. This variance is due in part to a $121.0 million net increase in debt compared with 2016. In 2017, there was a $737.7 million debt increase as well as a $537.0 million debt repayment compared to a $222.3 million increase and $142.6 million repayment in 2016. The greater debt increase and repayment in 2017, are due to the issuance of $400.0 million unsecured notes. Also, redemption of shares was $28.7 million lower compared to 2016.

FINANCIAL POSITION

We do not anticipate(2) any liquidity risk and consider our financial position at the end of fiscal 2017 as very solid. We had an unused authorized revolving credit facility of $600.0 million. Our non-current debt corresponded to 33.0% of the combined total of non-current debt and equity (non-current debt/total capital).

At the end of fiscal 2017, the main elements of our non-current debt were as follows:

			Balance
	Interest Rate	Maturity	(Millions of dollars)
Revolving Credit Facility	Rates fluctuate with changes in bankers’ acceptance rates	November 3, 2022	—
Series E Notes	Rates fluctuate with changes in bankers’ acceptance rates	February 27, 2020	400.0
Series C Notes	3.20% fixed rate	December 1, 2021	300.0
Series B Notes	5.97% fixed rate	October 15, 2035	400.0
Series D Notes	5.03% fixed rate	December 1, 2044	300.0

At the end of fiscal 2017, we had foreign exchange forward contracts to hedge against the effect of foreign exchange rate fluctuations on our future foreign-denominated purchases of goods and services in US$.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Our main financial ratios were as follows:

	As at	As at
	September 30, 2017	September 24, 2016
Financial structure
Non-current debt (Millions of dollars)	1,441.6	1,231.0
Equity (Millions of dollars)	2,923.9	2,693.2
Non-current debt/total capital (%)	33.0	31.4

	2017	2016
	(53 weeks)	(52 weeks)
Results
Operating income before depreciation and amortization and associate’s earnings/Financial costs (Times)	15.1	15.2

CAPITAL STOCK

	Common Shares issued
(Thousands)	2017	2016
Balance – beginning of year	234,511	242,285
Share redemption	(7,433)	(8,477)
Stock options exercised	641	703

Balance – end of year	227,719	234,511

Balance as at November 24, 2017 and November 25, 2016	227,719	231,699

	Treasury shares
(Thousands)	2017	2016
Balance – beginning of year	665	743
Acquisition	170	165
Release	(256)	(243)

Balance – end of year	579	665

Balance as at November 24, 2017 and November 25, 2016	519	665

STOCK OPTIONS PLAN

	As at	As at	As at
	November 24, 2017	September 30, 2017	September 24, 2016
Stock options (Thousands)	3,180	3,180	3,483
Exercise prices (Dollars)	15.09 to 44.73	15.09 to 44.73	14.55 to 44.73
Weighted average exercise price (Dollars)	26.94	26.94	23.67

PERFORMANCE SHARE UNIT PLAN

	As at	As at	As at
	November 24, 2017	September 30, 2017	September 24, 2016
Performance share units (Thousands)	520	547	664

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

NORMAL COURSE ISSUER BID PROGRAM

The normal course issuer bid program covering the period between September 12, 2016 and September 11, 2017 allowed the Corporation to repurchase up to 12,000,000 of its Common Shares. Under this program, the Corporation has repurchased 7,811,722 Common Shares at an average price of $40.82, for a total of $318.9 million. The Corporation didn’t renew its normal course issuer bid program.

DIVIDEND

For the 23rd consecutive year, the Corporation paid quarterly dividends to its shareholders. The annual dividend increased by 16.9%, to $0.6275 per share compared to $0.5367 in 2016, for total dividends of $143.5 million in 2017 compared to $127.1 million in 2016. Dividends paid in 2017 represented 24.5% of adjusted net earnings(1) of 2016.

SHARE TRADING

The value of METRO shares remained in the $38.00 to $47.41 range throughout fiscal 2017 ($35.61 to $48.19 in 2016). A total of 153.3 million shares traded on the TSX during this fiscal year (144.4 million in 2016). The closing price on Friday, September 29, 2017 was $42.91, compared to $44.09 at the end of fiscal 2016. Since fiscal year-end, the value of METRO shares has remained in the $39.55 to $43.33 range. The closing price on November 24, 2017 was $40.27. METRO shares have maintained sustained growth over the last 10 years, reflecting a performance superior to that of the S&P/TSX index and the Canadian Food Industry sector index.

COMPARATIVE SHARE PERFORMANCE (10 YEARS)*

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

SOURCES OF FINANCING

Our operating activities as well as net increase in debt generated in 2017 cash flows in the amount of $696.2 million and $200.7 million respectively. These major cash flows were used to finance our investing activities, including $368.9 million in fixed and intangible assets acquisition, to redeem shares for an amount of $302.6 million, to pay dividends of $143.5 million, and to carry out other investing and financing activities.

On February 27, 2017, the Corporation issued a private placement of $400.0 million aggregate principal amount of Series E unsecured senior notes, bearing interest at a floating rate equal to the 3-month bankers’ acceptance rate plus 57 basis points (0.57%) set quarterly and maturing February 27, 2020. The Corporation decided to allocate the proceeds of this issue to repay $450.0 million of its revolving credit facility which had a weighted average interest rate of 1.90%.

At 2017 fiscal year-end, our financial position mainly consisted of cash and cash equivalents in the amount of $148.9 million, an unused authorized Revolving Credit Facility of $600.0 million maturing in 2022, Series E Notes in the amount of $400.0 million maturing in 2020, Series C Notes in the amount of $300.0 million maturing in 2021, Series B Notes in the amount of $400.0 million maturing in 2035 and Series D Notes in the amount of $300.0 million maturing in 2044.

We believe(2) that cash flows from next year’s operating activities will be sufficient to finance the Corporation’s current investing activities.

CONTRACTUAL OBLIGATIONS

Payment commitments by fiscal year (capital and interest)

	Facility		Finance	Service	Operating	Lease and
	and		lease	contract	lease	sublease
(Millions of dollars)	loans	Notes	commitments	commitments	commitments	commitments(6)	Total
2018	10.0	54.7	5.4	73.3	186.4	44.9	374.7
2019	3.4	54.7	4.9	61.2	170.5	44.0	338.7
2020	4.1	451.1	3.6	26.2	149.3	39.8	674.1
2021	1.6	48.6	2.1	3.9	131.9	35.9	224.0
2022	1.5	340.6	1.9	3.9	114.2	32.5	494.6
2023 and thereafter	23.1	1,344.9	18.1	7.3	548.8	169.0	2,111.2

	43.7	2,294.6	36.0	175.8	1,301.1	366.1	4,217.3

(6)	The Corporation has lease commitments with varying terms through 2035, to lease premises which it sublets to clients, generally under the same conditions.

RELATED PARTY TRANSACTIONS

During fiscal 2017, we supplied supermarkets held by a member of the Board of Directors (member until January 24, 2017) and paid fees to Dunnhumby Canada Limited, a joint venture, for analysis of our customer sales data. These transactions were carried out in the normal course of business and recorded at exchange value. They are itemized in note 27 to the consolidated financial statements.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

FOURTH QUARTER

	2017	2016	Change
(Millions of dollars, except for net earnings per share)	(13 weeks)	(12 weeks)%
Sales	3,228.4	2,928.9	10.2
Operating income before depreciation and amortization and associate’s earnings	236.1	221.6	6.5
Net earnings	154.9	145.0	6.8
Fully diluted net earnings per share	0.66	0.60	10.0
Cash flows from:
Operating activities	236.8	224.0	—
Investing activities	(112.0)	(94.9)	—
Financing activities	(37.8)	(101.6)	—

SALES

Sales in the fourth quarter of 2017 reached $3,228.4 million, up 10.2% compared to $2,928.9 million in the fourth quarter of 2016. Excluding the extra 13th week in 2017, fourth quarter sales were up 1.4%. Same-store sales increased by 0.4% compared to an increase of 2.8% in the fourth quarter last year. Our food basket experienced a slight inflation of about 0.3%, compared to deflation in the three previous quarters.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ASSOCIATE’S EARNINGS

Operating income before depreciation and amortization and associate’s earnings (Alimentation Couche-Tard) for the fourth quarter of 2017 totalled $236.1 million or 7.3% of sales versus $221.6 million or 7.6% of sales for the same quarter last year, up 6.5%. This increase is largely attributable to 2017’s 13th week.

Gross margins on sales for the fourth quarter of 2017 was 19.6% compared to 19.8% for the corresponding quarter of 2016. Operating expenses as a percentage of sales for the fourth quarter of 2017 was 12.3% versus 12.2% for the fourth quarter of 2016.

DEPRECIATION AND AMORTIZATION AND NET FINANCIAL COSTS

Total depreciation and amortization expense for the fourth quarter of 2017 was $46.0 million versus $43.9 million for the corresponding quarter of 2016.

Net financial costs for the fourth quarter of 2017 totalled $15.5 million compared to $14.0 million for the same quarter last year.

SHARE OF AN ASSOCIATE’S EARNINGS

Our share of earnings in Alimentation Couche-Tard was $27.5 million for the fourth quarter of 2017 versus $23.8 million for the corresponding quarter of 2016.

INCOME TAXES

The 2017 fourth quarter income tax expense of $47.2 million represented an effective tax rate of 23.4% compared with the 2016 fourth quarter tax expense of $42.5 million for an effective tax rate of 22.7%.

NET EARNINGS

Net earnings for the fourth quarter of 2017 were $154.9 million, an increase of 6.8% from $145.0 million for the fourth quarter of 2016. Fully diluted net earnings per share rose 10.0% to $0.66 from $0.60 last year. Excluding the 13th week results and $2.5 million before taxes for professional fees related to The Jean Coutu Group acquisition and the modernization project of our distribution network in Toronto, net earnings would have been similar to last year and fully diluted net earnings per share, up 1.7%.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

CASH POSITION

Operating activities

Operating activities generated cash flows of $236.8 million in the fourth quarter of 2017 compared to $224.0 million for the corresponding quarter of 2016.

Investing activities

Investing activities required outflows of $112.0 million in the fourth quarter of 2017 versus $94.9 million for the corresponding quarter of 2016. This difference is primarily due to fixed and intangible asset acquisitions that were $30.4 million greater in 2017 than in 2016, less $13.0 million in proceeds from disposal of assets.

Financing activities

In the fourth quarter of 2017, we utilized $37.8 million in funds versus $101.6 million for the corresponding quarter of 2016. This variance is primarily attributable to the redemption of shares in the amount of $71.7 million in 2016 while there was no share redemption in 2017.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation adopted a risk management policy, approved by the Board of Directors in April 2010, setting forth guidelines relating to its use of derivative financial instruments. These guidelines prohibit the use of derivatives for speculative purposes. During fiscal 2017, the Corporation used derivative financial instruments as described in notes 2 and 29 to the consolidated financial statements.

NEW ACCOUNTING POLICIES

ISSUED BUT NOT YET EFFECTIVE

Financial instruments

IFRS 9 “Financial Instruments” replaces IAS 39 “Financial Instruments: Recognition and Measurement” and includes the following significant changes:

•	a single approach to determine whether a financial asset is measured at amortized cost or fair value;

•	a new hedge accounting model to enable financial statement users to better understand an entity’s risk exposure and its risk management activities;

•	a new impairment model for financial assets based on expected credit losses.

IFRS 9 shall be applied to fiscal years beginning on or after January 1, 2018, therefore, for the Corporation fiscal year beginning on Septembre 30, 2018. Earlier application is permitted, but the Corporation does not intend to do so. This new standard will have no significant impact on the Corporation’s consolidated financial statements.

Revenue from contracts with customers

IFRS 15 “Revenue from Contracts with Customers” replaces IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. Under IFRS 15, revenue is recognized when control of the goods or services is transferred to the customer rather than when the significant risks and rewards are transferred. The new standard also requires additional disclosures through notes to financial statements. IFRS 15 shall be applied to fiscal years beginning on or after January 1, 2018, therefore, for the Corporation fiscal year beginning on Septembre 30, 2018. Earlier application is permitted, but the Corporation does not intend to do so. The Corporation has completed a preliminary assessment of the adoption of this new standard on its consolidated financial statements and consider that the potential impact will not be significant.

Leases

IFRS 16 “Leases” replaces IAS 17 “Leases” and related interpretations. Under IFRS 16, which provides a single model for leases abolishing the current distinction between finance leases and operating leases, most leases will be recognized in the statement of financial position. Certain exemptions will apply for short-term leases and leases of low-value assets. IFRS 16 shall be applied to fiscal years beginning on or after January 1, 2019, therefore, for the Corporation fiscal year beginning on September 29, 2019. Earlier application is permitted under certain conditions, but the Corporation does not intend to do so.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Given that the Corporation is committed under multiple operating leases under IAS 17 (note 25), the Corporation considers that the adoption of IFRS 16 will have a significant impact on its consolidated financial statements. The Corporation will have to recognize a right-of-use asset and a liability for the present value of future lease payments. Depreciation expense on the right-to-use asset and interest expense on the lease liability will replace the operating lease expense.

The Corporation continues evaluating the impact of this new standard on its consolidated financial statements. The Corporation has not yet determined which transition method it will apply.

FORWARD-LOOKING INFORMATION

We have used, throughout this annual report, different statements that could, within the context of regulations issued by the Canadian Securities Administrators, be construed as being forward-looking information. In general, any statement contained in this report that does not constitute a historical fact may be deemed a forward-looking statement. Expressions such as “should be”, “expect”, “continue”, “plan”, “believe”, “anticipate”, “estimate” and other similar expressions are generally indicative of forward-looking statements. The forward-looking statements contained in this report are based upon certain assumptions regarding the Canadian food industry, the general economy, our annual budget, as well as our 2018 action plan.

These forward-looking statements do not provide any guarantees as to the future performance of the Corporation and are subject to potential risks, known and unknown, as well as uncertainties that could cause the outcome to differ significantly. The arrival of a new competitor is an example of those described under the “Risk Management” section of this annual report that could have an impact on these statements. We believe these statements to be reasonable and relevant as at the date of publication of this report and represent our expectations. The Corporation does not intend to update any forward-looking statement contained herein, except as required by applicable law.

NON-IFRS MEASUREMENTS

In addition to the International Financial Reporting Standards (IFRS) earnings measurements provided, we have included certain non-IFRS earnings measurements. These measurements are presented for information purposes only. They do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measurements presented by other public companies.

ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS, ADJUSTED FULLY DILUTED NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS, ADJUSTED NET EARNINGS AND ADJUSTED FULLY DILUTED NET EARNINGS PER SHARE

Adjusted net earnings from continuing operations, adjusted fully diluted net earnings per share from continuing operations, adjusted net earnings and adjusted fully diluted net earnings per share are earnings measurements that exclude non-recurring items. They are non-IFRS measurements. We believe that presenting earnings without non-recurring items leaves readers of financial statements better informed as to the current period and corresponding prior year’s period’s earnings, thus enabling them to better evaluate the Corporation’s performance and judge its future outlook.

CONTROLS AND PROCEDURES

The President and Chief Executive Officer, and the Executive Vice President, Chief Financial Officer and Treasurer of the Corporation, are responsible for the implementation and maintenance of disclosure controls and procedures (DC&P), and of the internal control over financial reporting (ICFR), as provided for in National Instrument 52-109 regarding the Certification of Disclosure in Issuers’ Annual and Interim Filings. They are assisted in this task by the Disclosure Committee, which is comprised of members of the Corporation’s senior management.

An evaluation was completed under their supervision in order to measure the effectiveness of DC&P and ICFR. Based on this evaluation, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and Treasurer of the Corporation concluded that the DC&P and the ICFR were effective as at the end of the fiscal year ended September 30, 2017.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Therefore, the design of the DC&P provides reasonable assurance that material information relating to the Corporation is made known to it by others, particularly during the period in which the annual filings are being prepared, and that the information required to be disclosed by the Corporation in its annual filings, interim filings and other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Furthermore, the design of the ICFR provides reasonable assurance regarding the reliability of the Corporation’s financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

SIGNIFICANT JUDGEMENTS AND ESTIMATES

Our Management’s Discussion and Analysis is based upon our annual consolidated financial statements, prepared in accordance with IFRS, and it is presented in Canadian dollars, our unit of measure. The preparation of the consolidated financial statements and other financial information contained in this Management’s Discussion and Analysis requires management to make judgements, estimates and assumptions that affect the recognition and valuation of assets, liabilities, sales, other income and expenses. These estimates and assumptions are based on historical experience and other factors deemed relevant and reasonable and are reviewed at every closing date. The use of different estimates could produce different amounts in the consolidated financial statements. Actual results may differ from these estimates.

JUDGEMENTS

In applying the Corporation’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of structured entities

The Corporation has no voting rights in certain food stores. However, the franchise contract gives it the ability to control these stores’ main activities. Its decisions are not limited to protecting its trademarks. The Corporation retains the majority of stores’ profits and losses. For these reasons, the Corporation consolidates these food stores in its financial statements.

The Corporation has no voting rights in the trust created for performance share unit plan participants. However, under the trust agreement, it instructs the trustee as to the sale and purchase of Corporation shares and payments to beneficiaries, gives the trustee money to buy Corporation shares, assumes vesting variability, and ensures that the trust holds a sufficient number of shares to meet its obligations to the beneficiaries. For these reasons, the Corporation consolidates this trust in its financial statements.

The Corporation also has an agreement with a third party that operates a plant exclusively for the needs and according to the specifications of the Corporation, which assumes all costs. For these reasons, the Corporation consolidates it in the Corporation’s financial statements.

Investment in an associate

Until October 13, 2017, the Corporation held less than 20% of the voting rights in an associate, but one of its representatives sat on the associate’s Board of Directors and was involved in financial and operating policy decisions. Management has concluded that the Corporation exercised significant influence over the associate; so the Corporation in its consolidated financial statements, accounted for its investment in the associate using the equity method.

ESTIMATES

The assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the value of assets and liabilities within the next period, are discussed below:

Impairment of assets

In testing for impairment of intangible assets with indefinite useful lives and goodwill, value in use and fair value less costs of disposal are estimated using the discounted future cash flows model, the capitalized excess earnings before financial costs and taxes (EBIT) and royalty-free licence methods. These methods are based on various assumptions, such as the future cash flows estimate, excess EBIT, royalty rates, discount rate, earnings multiples and growth rate. The key assumptions are disclosed in notes 14 and 15 to the annual consolidated financial statements.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Pension plans and other plans

Defined pension plans, ancillary retirements and other long-term benefits obligations and costs associated to these obligations are determined from actuarial calculations according to the projected credit unit method. These calculations are based on management’s best assumptions relating to salary escalation, retirement age of participants, inflation rate and expected health care costs. The key assumptions are disclosed in note 24 to the annual consolidated financial statements.

Non-controlling interests

The non-controlling interest-related current liability is equivalent to the estimated price to be paid by the Corporation for the non-controlling interest, which is based on Adonis and Phoenicia 2017 results according to the agreement. The non-controlling interest-related non-current liability is calculated in relation to the price to be paid by the Corporation for the non-controlling interest, which price is based mainly on the future earnings of Première Moisson and MissFresh as of the date the options will become exercisable. Given the uncertainty associated with the estimation of these future earnings, the Corporation used, at the end of the fiscal year, its most probable estimate and various other assumptions, including the discount rate, growth rate and capital investments. Additional information is presented in note 29 to the annual consolidated financial statements.

RISK MANAGEMENT

Management identifies the main risks to which the Corporation is exposed as well as the appropriate measures for proactively managing these risks, and presents both the risks and risk reduction measures to the Audit Committee and the Board of Directors on an ongoing basis. Internal Audit has the mandate to audit all business risks triennially. Hence, each segment is audited every three years to ensure that controls have been implemented to deal with the business risks related to its business area.

In the normal course of business, we are exposed to various risks, which are described below, that could have a material impact on our earnings, financial position and cash flows. In order to counteract the principal risk factors, we have implemented strategies specifically adapted to them.

FOOD SAFETY

We are exposed to potential liability and costs regarding defective products, food safety, product contamination and handling. Such liability may arise from product manufacturing, packaging and labelling, design, preparation, warehousing, distribution and presentation. Food products represent the greater part of our sales and we could be at risk in the event of a major outbreak of food-borne illness or an increase in public health concerns regarding certain food products.

To counter these risks, we apply very strict food safety procedures and controls throughout the whole distribution chain. Employees receive continuous training in this area from Metro’s L’École des professionnels. Our main meat distribution facilities are Hazard Analysis and Critical Control Point (HACCP) accredited, the industry’s highest international standard. Our systems also enable us to trace every meat product distributed from any of our main distribution centres to its consumer point of sale.

CRISIS MANAGEMENT

Events outside our control that could seriously affect our operations may arise. We have set up business recovery plans for all our operations. These plans provide for several disaster recovery sites, generators in case of power outages and back-up computers as powerful as the Corporation’s existing computers. A steering committee oversees and regularly reviews all our recovery plans. We have also developed a contingency plan in the event of a pandemic to minimize its impact.

COMPUTER SYSTEMS

We rely on various computer systems that are necessary for our business activities and we could have to deal with certain security risks, notably cyberattacks, which could harm the availability and integrity of the systems or compromise data privacy.

In the normal course of our activities, we gather information that is confidential in nature concerning our customers, suppliers, employees, partners and loyalty program participants. Personal and confidential data is also gathered from customers who do business with our pharmaceutical subsidiary. Furthermore, since October 25, 2016, we have been operating an online shopping site that represents an additional risk with respect to the security of our systems. As a result, we are even more exposed to the risk of cyberattacks aimed at stealing information or interrupting our computer systems.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

A systems breakdown could have a major impact on our business operations, while a cyberattack or an intrusion into our systems could result in unauthorized persons altering our systems or gaining access to sensitive and confidential information and then using or damaging it. Such situations could also affect third parties who provide essential services for our operations or who store confidential information. These events could have a negative impact on our customers and partners that could result in financial losses, reducing our competitive advantage or tarnishing our reputation.

In order to mitigate these risks, management has taken technological security measures, which include a high-availability environment for all of its critical systems, and has set up procedures and controls related to the various systems concerned. For instance, in addition to setting up strong controls with respect to systems access, the Company has hired a specialized firm to carry out occasional intrusion tests. We have also implemented an information security awareness and training program for our new employees. Third parties integrated into our operations have been selected by the computer systems team, taking their specific expertise into consideration.

No significant technology-related incident occurred over the course of the fiscal year. Considering the rapid evolution of risks with respect to cybersecurity as well as the complexity of threats, we cannot guarantee that the measures taken, by the Company and the third parties that it deals with, will be adequate enough to prevent a cyberattack in time. In that regard, we keep ourselves informed of the new information security trends and practices in order to take proactive action.

LABOUR RELATIONS

The majority of our store and distribution centre employees are unionized. Collective bargaining may give rise to work stoppages or slowdowns that could impact negatively the Corporation. We negotiate agreements with different maturity dates, conditions that ensure our competitiveness and terms that promote a positive work environment in all our business segments. We have experienced some minor labour conflicts over the last few years but expect(2) to maintain good labour relations in the future.

OCCUPATIONAL HEALTH AND SAFETY

Workplace accidents may occur at any of our sites. To minimize this risk, we developed a worked-related accident prevention policy. Furthermore at all of our sites, we have workplace health and safety committees responsible for accident prevention.

CORPORATE RESPONSIBILITY

If our actions do not respect our environmental, social and economic responsibilities, we are exposed to criticism, claims, boycotts and even lawsuits, should we fail to comply with our legal obligations.

In order to go beyond its role of distributor and become an active player in sustainable development, the Corporation introduced in 2010 its Corporate Responsibility Roadmap. Closely linked to our business strategy, our approach is built on four pillars: Delighted Customers, Respect for the Environment, Strengthened Communities and Empowered Employees, all of which involve priorities. Since then, the Corporation has issued annual reports with status updates on the various projects, and in 2016, it unveiled its new 2016-2020 Corporate Responsibility Plan. The new plan seeks to ensure the consistency of our actions and the alignment of our business practices with our corporate responsibility commitments and objectives. For more information, visit metro.ca/Corporate Responsibility.

REGULATIONS

Changes are regularly brought to accounting policies, laws, regulations, rules or policies impacting our operations. We monitor these changes closely.

MARKET AND COMPETITION

Intensifying competition, the possible arrival of new competitors and changing consumer needs are constant concerns for us.

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

To cope with competition and maintain our leadership position in the Québec and Ontario markets, we are on the alert for new ways of doing things and new sites. We have an ongoing investment program for all our stores to ensure that our retail network remains one of the most modern in Canada.

We have also developed a successful market segmentation strategy. Our grocery banners: the conventional Metro supermarkets, Super C and Food Basics discount banners, and Adonis ethnic food stores, target three different market segments. In fiscal 2014, we acquired Première Moisson, a company specialized in bakery, pastry, charcutery and other food offerings prepared on an artisanal basis and respectful of great traditions. In 2017, we acquired MissFresh, a company specializing in the delivery of meal kits, allowing us to continue our efforts aimed at meeting all of the emerging needs and behaviours in the food industry. In the pharmacy market, we have large, medium, and small pharmacies under the Brunet, Clini Plus, Metro Pharmacy, and Drug Basics banners.

With the metro&moi and Air Miles® loyalty programs in our Metro and Metro Plus supermarkets and our partner Dunnhumby Canada Limited, we are able to know the buying habits of loyal customers, offer them personalized promotions so as to increase their purchases at our stores.

PRICE OF FUEL, ENERGY AND UTILITIES

We are a big consumer of utilities, electricity, natural gas and fuel. Increases in the price of these items may affect us.

SUPPLIERS

Negative events could affect a supplier and lead to service breakdowns and store delivery delays. As a remedy for this situation, we deal with several suppliers. In the event of a supplier’s service breakdown, we can turn to another supplier reasonably quickly.

FRANCHISEES AND AFFILIATES

Some of our franchisees and affiliates might breach prescribed clauses of franchise or affiliation contracts, such as purchasing policies and marketing plans. Non-compliance with such clauses may have an impact on us. A team of retail operations advisers ensures our operating standards’ consistent application in all of these stores.

FINANCIAL INSTRUMENTS

We make some foreign-denominated purchases of goods and services and we have, depending on market conditions, US borrowings on our revolving credit facility, exposing ourselves to exchange rate risks. According to our risk management policy, we may use derivative financial instruments, such as foreign exchange forward contracts and cross currency interest rate swaps. The policy’s guidelines prohibit us from using derivative financial instruments for speculative purposes, but they do not guarantee that we will not sustain losses as a result of our derivative financial instruments.

We hold receivables generated mainly from sales to customers. To guard against credit losses, we have adopted a credit policy that defines mandatory credit requirements to be maintained and guarantees to be provided. Affiliate customer assets guarantee the majority of our receivables.

We are also exposed to liquidity risk mainly through our non-current debt and creditors. We evaluate our cash position regularly and estimate(2) that cash flows generated by our operating activities are sufficient to provide for all outflows required by our financing activities.

PJC ACQUISITION

Additional information on the risk factors relating to the PJC Acquisition can be found in section 3.9 entitled “Risk Factors” in the Corporation’s 2017 Annual Information Form which is available on SEDAR (www.sedar.com) as well as on the Corporation’s corporate Internet website (www.corpo.metro.ca).

Montréal, Canada, December 11, 2017

(1)	See section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The preparation and presentation of the consolidated financial statements of METRO INC. and the other financial information contained in this Annual Report are the responsibility of management. This responsibility is based on a judicious choice of appropriate accounting principles and policies, the application of which requires making estimates and informed judgements. It also includes ensuring that the financial information in the Annual Report is consistent with the consolidated financial statements. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and were approved by the Board of Directors.

METRO INC. maintains accounting systems and internal controls over the financial reporting process which, in the opinion of management, provide reasonable assurance regarding the accuracy, relevance and reliability of financial information and the well-ordered, efficient management of the Corporation’s affairs.

The Board of Directors fulfills its duty to oversee management in the performance of its financial reporting responsibilities and to review the consolidated financial statements and Annual Report, principally through its Audit Committee. This Committee is comprised solely of directors who are independent of the Corporation and is also responsible for making recommendations for the nomination of external auditors. Also, it holds periodic meetings with members of management as well as internal and external auditors to discuss internal controls, auditing matters and financial reporting issues. The external and internal auditors have access to the Committee without management. The Audit Committee has reviewed the consolidated financial statements and Annual Report of METRO INC. and recommended their approval to the Board of Directors.

The enclosed consolidated financial statements were audited by Ernst & Young LLP and their report indicates the extent of their audit and their opinion on the consolidated financial statements.

Eric R. La Flèche	François Thibault
President and Chief Executive Officer	Executive Vice President,
Chief Financial Officer and Treasurer

December 11, 2017

INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying consolidated financial statements of METRO INC., which comprise the consolidated statements of financial position as at September 30, 2017 and September 24, 2016, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of METRO INC. as at September 30, 2017 and September 24, 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Montréal, Canada

December 11, 2017

[1]	CPA auditor, CA, public accountancy permit no. A120803

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Annual Consolidated Financial Statements

METRO INC.

September 30, 2017

Consolidated statements of income

Years ended September 30, 2017 and September 24, 2016

(Millions of dollars, except for net earnings per share)

	2017	2016
	(53 weeks)	(52 weeks)
Sales (notes 7 and 27)	13,175.3	12,787.9
Cost of sales and operating expenses (notes 7 and 27)	(12,208.9)	(11,856.6)

Operating income before depreciation and amortization and associate’s earnings	966.4	931.3
Depreciation and amortization (note 7)	(194.2)	(182.8)
Financial costs, net (note 7)	(63.9)	(61.4)
Share of an associate’s earnings (notes 7 and 11)	93.5	91.1

Earnings before income taxes	801.8	778.2
Income taxes (note 8)	(193.4)	(192.0)

Net earnings	608.4	586.2

Attributable to:
Equity holders of the parent	591.7	571.5
Non-controlling interests	16.7	14.7

	608.4	586.2

Net earnings per share (Dollars) (notes 9 and 22)
Basic	2.59	2.41
Fully diluted	2.57	2.39

See accompanying notes

Consolidated statements of comprehensive income

Years ended September 30, 2017 and September 24, 2016

(Millions of dollars)

	2017	2016
	(53 weeks)	(52 weeks)
Net earnings	608.4	586.2
Other comprehensive income
Items that will not be reclassified to net earnings
Changes in defined benefit plans
Actuarial gains (losses)	108.3	(90.7)
Asset ceiling effect	(8.1)	(0.9)
Minimum funding requirement	0.7	0.6
Share of an associate’s other comprehensive income	(0.9)	(0.7)
Corresponding income taxes	(26.6)	24.3

	73.4	(67.4)

Items that will be reclassified later to net earnings
Share of an associate’s other comprehensive income	(1.4)	(0.6)
Corresponding income taxes	0.2	0.1

	(1.2)	(0.5)

	72.2	(67.9)

Comprehensive income	680.6	518.3

Attributable to:
Equity holders of the parent	663.9	503.6
Non-controlling interests	16.7	14.7

	680.6	518.3

See accompanying notes

Consolidated statements of financial position

As at September 30, 2017 and September 24, 2016

(Millions of dollars)

	2017	2016
ASSETS
Current assets
Cash and cash equivalents	148.9	27.5
Accounts receivable (notes 16 and 27)	313.7	306.4
Inventories (note 10)	856.6	827.5
Prepaid expenses	19.0	19.7
Current taxes	18.1	11.9

	1,356.3	1,193.0
Non-current assets
Investment in an associate (note 11)	475.9	396.5
Fixed assets (note 12)	1,761.5	1,594.8
Investment properties (note 13)	15.0	25.7
Intangible assets (note 14)	389.1	391.7
Goodwill (note 15)	1,973.8	1,955.4
Deferred taxes (note 8)	1.9	9.4
Defined benefit assets (note 24)	39.3	7.5
Other assets (note 16)	37.9	32.1

	6,050.7	5,606.1

LIABILITIES AND EQUITY
Current liabilities
Bank loans (note 17)	1.1	1.4
Accounts payable (notes 18 and 27)	1,036.1	1,012.8
Current taxes	8.8	35.2
Provisions (note 19)	2.7	2.6
Current portion of debt (note 20)	12.9	15.5
Non-controlling interests (note 29)	224.3	—

	1,285.9	1,067.5
Non-current liabilities
Debt (note 20)	1,441.6	1,231.0
Defined benefit liabilities (note 24)	92.7	160.7
Provisions (note 19)	2.0	2.8
Deferred taxes (note 8)	255.7	193.9
Other liabilities (note 21)	12.3	12.2
Non-controlling interests (note 29)	36.6	244.8

	3,126.8	2,912.9

Equity
Attributable to equity holders of the parent	2,911.1	2,680.6
Attributable to non-controlling interests	12.8	12.6

	2,923.9	2,693.2

	6,050.7	5,606.1

Commitments and contingencies (notes 25 and 26)

Events after the reporting period (note 6)

See accompanying notes

On behalf of the Board,

ERIC R. LA FLÈCHE	MICHEL LABONTÉ
Director	Director

Consolidated statements of changes in equity

Years ended September 30, 2017 and September 24, 2016

(Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock (note 22)	Treasury shares (note 22)	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 24, 2016	571.0	(20.5)	19.3	2,106.1	4.7	2,680.6	12.6	2,693.2
Net earnings	—	—	—	591.7	—	591.7	16.7	608.4
Other comprehensive income	—	—	—	73.4	(1.2)	72.2	—	72.2

Comprehensive income	—	—	—	665.1	(1.2)	663.9	16.7	680.6

Stock options exercised	12.9	—	(2.2)	—	—	10.7	—	10.7
Shares redeemed	(18.1)	—	—	—	—	(18.1)	—	(18.1)
Share redemption premium	—	—	—	(284.5)	—	(284.5)	—	(284.5)
Acquisition of treasury shares	—	(6.9)	—	—	—	(6.9)	—	(6.9)
Share-based compensation cost	—	—	8.1	—	—	8.1	—	8.1
Performance share units settlement	—	5.5	(5.4)	(0.1)	—	—	—	—
Dividends (note 23)	—	—	—	(143.5)	—	(143.5)	(2.8)	(146.3)
Share of an associate’s equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Change in fair value of non-controlling interests liability (note 29)	—	—	—	1.0	—	1.0	(13.9)	(12.9)
Sale of shares in joint ventures	—	—	—	—	—	—	0.2	0.2

	(5.2)	(1.4)	0.5	(427.3)	—	(433.4)	(16.5)	(449.9)

Balance as at September 30, 2017	565.8	(21.9)	19.8	2,343.9	3.5	2,911.1	12.8	2,923.9

See accompanying notes

Consolidated statements of changes in equity

Years ended September 30, 2017 and September 24, 2016

(Millions of dollars)

	Attributable to the equity holders of the parent
	Capital stock (note 22)	Treasury shares (note 22)	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total equity
Balance as at September 26, 2015	579.0	(18.5)	18.0	2,059.7	5.2	2,643.4	13.8	2,657.2
Net earnings	—	—	—	571.5	—	571.5	14.7	586.2
Other comprehensive income	—	—	—	(67.4)	(0.5)	(67.9)	—	(67.9)

Comprehensive income	—	—	—	504.1	(0.5)	503.6	14.7	518.3

Stock options exercised	12.4	—	(2.1)	—	—	10.3	—	10.3
Shares redeemed	(20.4)	—	—	—	—	(20.4)	—	(20.4)
Share redemption premium	—	—	—	(310.9)	—	(310.9)	—	(310.9)
Acquisition of treasury shares	—	(7.1)	—	—	—	(7.1)	—	(7.1)
Share-based compensation cost	—	—	8.5	—	—	8.5	—	8.5
Performance share units settlement	—	5.1	(5.2)	(0.1)	—	(0.2)	—	(0.2)
Dividends (note 23)	—	—	—	(127.1)	—	(127.1)	(12.6)	(139.7)
Share of an associate’s equity	—	—	0.1	0.6	—	0.7	—	0.7
Change in fair value of non-controlling interests liability (note 29)	—	—	—	(21.0)	—	(21.0)	(2.5)	(23.5)
Sale of shares in joint ventures	—	—	—	—	—	—	0.3	0.3
Repurchase of shares in joint ventures	—	—	—	0.8	—	0.8	(1.1)	(0.3)

	(8.0)	(2.0)	1.3	(457.7)	—	(466.4)	(15.9)	(482.3)

Balance as at September 24, 2016	571.0	(20.5)	19.3	2,106.1	4.7	2,680.6	12.6	2,693.2

See accompanying notes

Consolidated statements of cash flows

Years ended September 30, 2017 and September 24, 2016

(Millions of dollars)

	2017	2016
	(53 weeks)	(52 weeks)
Operating activities
Earnings before income taxes	801.8	778.2
Non-cash items
Share of an associate’s earnings	(93.5)	(91.1)
Depreciation and amortization	194.2	182.8
Loss (gain) on disposal and write-offs of fixed and intangible assets and investment properties	(5.6)	1.9
Impairment losses on fixed assets	0.8	0.8
Impairment loss reversals on fixed and intangible assets	(5.3)	(5.0)
Share-based compensation cost	8.1	8.5
Difference between amounts paid for employee benefits and current year cost	(3.5)	(13.5)
Financial costs, net	63.9	61.4

	960.9	924.0
Net change in non-cash working capital items	(21.8)	(9.1)
Interest paid	(59.3)	(60.6)
Income taxes paid	(183.6)	(146.9)

	696.2	707.4

Investing activities
Business acquisitions (note 5)	—	(35.0)
Sale of shares in joint ventures	0.1	—
Net change in other assets	3.9	0.6
Dividends from an associate	11.6	9.4
Additions to fixed assets and investment properties	(328.3)	(278.0)
Disposals of fixed assets and investment properties	20.3	10.3
Additions to intangible assets	(40.6)	(35.6)

	(333.0)	(328.3)

Financing activities
Net change in bank loans	(0.3)	0.5
Shares issued (note 22)	10.7	10.3
Shares redeemed (note 22)	(302.6)	(331.3)
Acquisition of treasury shares (note 22)	(6.9)	(7.1)
Performance share units cash settlement	—	(0.2)
Increase in debt	737.7	222.3
Repayment of debt	(537.0)	(142.6)
Net change in other liabilities	0.1	2.1
Dividends (note 23)	(143.5)	(127.1)

	(241.8)	(373.1)

Net change in cash and cash equivalents	121.4	6.0
Cash and cash equivalents – beginning of year	27.5	21.5

Cash and cash equivalents – end of year	148.9	27.5

See accompanying notes

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

1. DESCRIPTION OF BUSINESS

METRO INC. (the Corporation) is a company incorporated under the laws of Québec. The Corporation is one of Canada’s leading food retailers and distributors and operates a network of supermarkets, discount stores and drugstores. Its head office is located at 11011 Maurice-Duplessis Blvd., Montréal, Québec, Canada, H1C 1V6. Its various components constitute a single operating segment.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements, in Canadian dollars, have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared within the reasonable limits of materiality, on a historical cost basis, except for certain financial instruments and defined benefit plan assets measured at fair value and defined benefit obligations measured at present value. The significant accounting policies are summarized below:

Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries, as well as those of structured entities (note 4). All intercompany transactions and balances were eliminated on consolidation.

Sales recognition

Sales come essentially from the sale of goods. Retail sales made by corporate stores and stores that are structured entities are recognized at the time of sale to the customer, and sales to affiliated stores and other customers when the goods are delivered. Rebates granted by the Corporation are recorded as a reduction in sales.

Recognition of considerations from vendors

Cash considerations from vendors are considered as an adjustment to the vendor’s product pricing and are therefore characterized as a reduction of cost of sales and related inventories when recognized in the consolidated financial statements.

Loyalty programs

The Corporation has two loyalty programs.

The first program, for which the Corporation acts as an agent, belongs to a third party and its cost is recorded as a reduction in sales at the time of sale to the customer.

The second program belongs to the Corporation. At the time of a sale to the customer, part of it is recorded as deferred revenue equal to the fair value of the program’s issued points. This fair value is determined based on the exchange value of the points awarded and the expected redemption rate which are regularly remeasured. The deferred revenue is included in accounts payable and recognized as sales when the points are redeemed.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, the Corporation’s functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. At each closing, monetary items denominated in foreign currency are translated using the exchange rate at the closing date. Non-monetary items that are measured at historical cost in foreign currency are translated using the exchange rate at the date of the transaction. Gains or losses resulting from currency translations are recognized in net earnings.

Income taxes

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to determine these amounts are those that are enacted or substantively enacted by tax authorities by the closing date.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

The Corporation follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are accounted for based on estimated taxes recoverable or payable that would result from the recovery or settlement of the carrying amount of assets and liabilities. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect when the temporary differences are expected to reverse. Changes in these amounts are included in current net earnings in the period in which they occur. The carrying amount of deferred tax assets is reviewed at every closing date and reduced to the extent that it is no longer probable that sufficient earnings will be available to allow all or part of the deferred tax assets to be utilized.

Income tax relating to items recognized directly in equity is recognized in equity.

Share-based payment

A share-based compensation expense is recognized for the stock option and performance share unit (PSU) plans offered to certain employees as well as a deferred share unit (DSU) plan offered to directors.

Stock option awards vest gradually over the vesting term and each tranche is considered as a separate award. The value of the remuneration expense is calculated based on the fair value of the stock options at the option grant date and using the Black-Scholes valuation model. The compensation expense is recognized over the vesting term of each tranche.

The compensation expense for the PSU plan is determined based on the market value of the Corporation’s Common Shares at grant date. Compensation expense is recognized on a straight-line basis over the vesting period. The impact of any changes in the number of PSUs is recorded in the period where the estimate is revised. The grant qualifies as an equity instrument.

The compensation expense and corresponding liability for the DSU plan are recognized on the grant date and determined based on the grant-date market value of the Corporation’s Common Shares. The DSU liability is included in accounts payable and periodically adjusted to reflect any changes in the stock market valuation of the Corporation’s Common Shares.

Net earnings per share

Basic net earnings per share are calculated by dividing the net earnings attributable to equity holders of the parent by the weighted average number of Common Shares outstanding during the year. For the fully diluted net earnings per share, the net earnings attributable to equity holders of the parent and the weighted average number of Common Shares outstanding are adjusted to reflect all potential dilutive shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, highly liquid investments (with an initial term of three months or less) and outstanding deposits. They are classified as “Financial assets at fair value through net earnings” and measured at fair value, with revaluation at the end of each period. Resulting gains or losses are recorded in net earnings.

Accounts receivable

Accounts receivable and loans to certain customers are classified as “Loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. For the Corporation, the measured amount generally corresponds to cost.

Inventories

Inventories are valued at the lower of cost and net realizable value. Warehouse inventories cost is determined by the average cost method net of certain considerations received from vendors. Retail inventories cost is valued at the retail price less the gross margin and certain considerations received from vendors. All costs incurred in bringing the inventories to their present location and condition are included in the cost of warehouse and retail inventories.

Investment in an associate

Until October 13, 2017, the Corporation’s investment in its associate was accounted for using the equity method and will be subsequently measured at fair value (see note 6). An associate is an entity in which the Corporation has significant influence.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Investment in a joint venture

The Corporation has an interest in a joint venture, whereby the venturers have a contractual agreement that establishes joint control over the economic activities of the entity. This investment is accounted for using the equity method and is presented in other assets. The Corporation’s share in the joint venture’s earnings is recorded in the cost of sales and operating expenses.

Fixed assets

Fixed assets are recorded at cost. Principal components of a fixed asset with different useful lives are depreciated separately. Buildings and equipment are depreciated on a straight-line basis over their useful lives. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the remaining lease term. The depreciation method and estimate of useful lives are reviewed annually.

Buildings	20 to 50 years
Equipment	3 to 20 years
Leasehold improvements	5 to 20 years

Leases

Leases are classified as finance leases if substantially all risks and rewards incidental to ownership are transferred to the lessee. At the moment of initial recognition, the lessee records the leased item as an asset at the lower of the fair value of the asset and the present value of the minimum lease payments. A corresponding liability to the lessor is recorded in the consolidated statement of financial position as a finance lease obligation. In subsequent periods, the asset is depreciated on a straight-line basis over the term of the lease and interest on the obligation is expensed through net earnings.

Leases are classified as operating leases if substantially all risks and rewards incidental to ownership are not transferred to the lessee. The lease payments are recognized as an expense on a straight-line basis over the lease term.

Investment properties

Investment properties are held for capital appreciation and to earn rentals. They are not occupied by the owner for its ordinary activities. They are recognized at cost. Principal components, except for land which is not depreciated, are depreciated on a straight-line basis over their respective useful lives which vary from 20 to 50 years. The depreciation method and estimates of useful lives are reviewed annually.

Intangible assets

Intangible assets with finite useful lives are recorded at cost and amortized on a straight-line basis over their useful lives. The amortization method and estimates of useful lives are reviewed annually.

Leasehold rights	20 to 40 years
Software	3 to 7 years
Retail network retention premiums	5 to 30 years
Customer relationships	10 years

The banners that the Corporation intends to keep and operate, the private labels for which it continues to develop new products and the loyalty programs it intends to maintain qualify as intangible assets with indefinite useful lives. They are recorded at cost and not amortized.

Goodwill

Goodwill, which represents the excess of purchase price over the fair value of the acquired enterprise’s identifiable net assets at the date of acquisition, is recognized at cost and is not amortized.

Impairment of non financial assets

At each reporting date, the Corporation must determine if there is any indication of depreciation of its fixed assets, intangible assets with finite useful lives, investment properties and investment in an associate. If any indication exists, the Corporation has to test the assets for impairment. Impairment testing of intangible assets with indefinite useful lives and goodwill is to be done at least annually, regardless of any indication of depreciation.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Impairment testing is conducted at the level of the asset itself, a cash generating unit (CGU) or group of CGUs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each store is a separate CGU. Impairment testing of warehouses is conducted at the level of the different groups of CGUs. As for goodwill and corporate assets that cannot be allocated wholly to a single CGU, impairment testing is conducted at the level of the unique operating segment. Impairment testing of investment properties, investment in an associate, banners, private labels and loyalty programs is conducted at the level of the asset itself.

To test for impairment, the carrying amount of an asset, CGU or group of CGUs is compared with its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The value in use corresponds generally to the pre-tax cash flow projections from the management-approved budgets for the next fiscal year. These projections reflect past experience and are discounted at a pre-tax rate corresponding to the expected market rate for this type of investment. The recoverable amount of investment properties, investment in an associate, banners, private labels and loyalty programs is these assets’ fair value less costs of disposal. If the carrying amount exceeds the recoverable amount, an impairment loss in the amount of the excess is recognized in net earnings. CGU or group of CGUs’ impairment losses are allocated pro rata to the assets of the CGU or group of CGUs, without however reducing the carrying amount of the assets below the highest of their fair value less costs of disposal, their value in use, and zero.

Except for goodwill, any reversal of an impairment loss is recognized immediately in net earnings. A reversal of an impairment loss for a CGU or group of CGUs is allocated pro rata to the assets of the CGU or group of CGUs. The recoverable amount of an asset increased by a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment loss had been recognized for the asset in prior years.

Deferred financing costs

Financing costs related to debt are deferred and amortized using the effective interest method over the term of the corresponding loans. When one of these loans is repaid, the corresponding financing costs are charged to net earnings.

Employee benefits

Employee benefits include short-term employee benefits which correspond to wages and fringe benefits and are recognized immediately in net earnings as are termination benefits which are also recorded as a liability when the Corporation cannot withdraw the offer of termination.

Employee benefits also include post-employment benefits which comprise pension benefits (both defined benefit and defined contribution plans) and ancillary benefits such as post-employment life and medical insurance. Employee benefits also comprise other long-term benefits, namely long-term disability benefits not covered by insurance plans and ancillary benefits provided to employees on long-term disability. Assets and obligations related to employee defined benefit plans, ancillary retirement benefits and other long-term benefits plan are accounted for using the following accounting policies:

•	Defined benefit obligations and the cost of pension, ancillary retirement benefits and other long-term benefits earned by participants are determined from actuarial calculations according to the projected credit unit method. The calculations are based on management’s best assumptions relating to salary escalation, retirement age of participants, inflation and expected health care costs.

•	Defined benefit obligations are discounted using high-quality corporate bond yield rates with cash flows that match the timing and amount of expected benefit payments.

•	Defined benefit plan assets or liabilities recognized in the consolidated statement of financial position correspond to the difference between the present value of defined benefit obligations and the fair value of plan assets. In the case of a surplus funded plan, these assets are limited at the lesser of the actuarial value determined for accounting purposes or the value of the future economic benefit by way of surplus refunds or contribution holidays. Furthermore, an additional liability could be recorded when minimum funding requirements for past services exceed economic benefits available.

•	The interest expense on defined benefit obligations, on the asset ceiling and on the minimum funding requirement is net of interest income on plan assets, which is calculated by applying the same rate used to evaluate the obligations, and is recognized as financing costs.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

•	Actuarial gains or losses on pension plans and ancillary post-employment benefits arise from changes to current year end actuarial assumptions used to determine the defined benefit obligations. They also arise from variances between the experience adjustments of the plans for the current year and the assumptions defined at the end of the previous fiscal year to determine the employee benefit expense for the current fiscal year and the defined benefit obligations at the previous fiscal year end.

•	Remeasurements of defined benefit net liabilities include actuarial gains or losses, the yield on plan assets, and asset ceiling and minimum funding requirement changes, excluding the amount already recorded in net interest. Remeasurements are recognized under other comprehensive income during the period in which they occur and reclassified from accumulated other comprehensive income to retained earnings at the end of each period.

•	Actuarial gains or losses to other long-term employee benefits are recognized in full immediately in net earnings.

•	Past service amendment costs are recognized immediately in net earnings.

•	Defined contribution plan costs, including those of multi-employer plans, are recorded when the contributions are due. As sufficient information to reliably determine multi-employer defined benefit plan obligations and assets is not available and as there is no actuarial valuation according to IFRS, these plans are accounted for as defined contribution plans and the Corporation participation is limited to the negotiated contributions. The vast majority of the Corporation’s contributions to multi-employer plans are paid into the Canadian Commercial Workers Industry Pension Plan (CCWIPP). The Corporation and its franchisees represent approximately 25% of the Plan’s total number of participants.

Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) resulting from a past event, will likely have to settle the obligation and the amount of which can be reliably estimated. The amount recognized as provision is the best estimate of the expense required to settle the present obligation at the closing date. When a provision is measured based on estimated cash flows required to settle the present obligation, its carrying amount is the discounted value of these cash flows.

Present obligations resulting from onerous contracts are accounted for and measured as provisions. A contract is said to be onerous when the costs involved in fulfilling the terms and conditions of the contract are higher than the contract’s expected economic benefits.

Other financial liabilities

Bank loans, accounts payable, revolving credit facility, notes and loans payable are classified as “Other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. For the Corporation, the measured amount generally corresponds to cost.

Non-controlling interests

Non-controlIing interests are generally recognized in equity. However, with respect to its interests in Adonis, Phoenicia, Première Moisson and MissFresh, the Corporation has the option to buy out the minority interests and the minority shareholders in these companies have the option to be bought out by the Corporation under certain conditions as of the options’ exercisable dates. Given these options, the non-controlling interests become a financial liability that is classified as “Financial liabilities held for trading” and measured at fair value. Gains or losses resulting from the revaluation at the end of each period recorded in net earnings or in retained earnings. The Corporation elected to record them in retained earnings.

Derivative financial instruments

In accordance with its risk management strategy, the Corporation uses derivative financial instruments for hedging purposes. On inception of a hedging relationship, the Corporation indicates whether or not it will apply hedge accounting to the relationship. Should there be any, the Corporation formally documents several factors, such as the election to apply hedge accounting, the hedged item, the hedging item, the risks being hedged and the term over which the relationship is expected to be effective, as well as risk management objectives and strategy.

The effectiveness of the hedging relationship is measured at its inception to determine whether it will be highly effective over the term of the relationship and assessed periodically to ensure that hedge accounting is still appropriate. The results of these assessments are formally documented.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

The Corporation could use foreign exchange forward contracts and cross currency interest rate swaps. Given their short-term maturity, the Corporation elected not to apply hedge accounting. These derivative financial instruments are classified as “Financial assets or liabilities at fair value through net earnings” and measured at fair value with revaluation at the end of each period. Resulting gains or losses are recorded in net earnings.

Fair value measurements hierarchy

Fair value measurements of assets and liabilities recognized at fair value in the consolidated statements of financial position or whose fair value is presented in the notes to the consolidated financial statements are categorized in accordance with the following hierarchy:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fiscal year

The Corporation’s fiscal year ends on the last Saturday of September. The fiscal year ended September 30, 2017 included 53 weeks of operations and the fiscal year ended September 24, 2016 included 52 weeks of operations.

3. NEW ACCOUNTING POLICIES

ISSUED BUT NOT YET EFFECTIVE

Financial instruments

IFRS 9 “Financial Instruments” replaces IAS 39 “Financial Instruments: Recognition and Measurement” and includes the following significant changes:

•	a single approach to determine whether a financial asset is measured at amortized cost or fair value;

•	a new hedge accounting model to enable financial statement users to better understand an entity’s risk exposure and its risk management activities;

•	a new impairment model for financial assets based on expected credit losses.

IFRS 9 shall be applied to fiscal years beginning on or after January 1, 2018, therefore, for the Corporation fiscal year beginning on Septembre 30, 2018. Earlier application is permitted, but the Corporation does not intend to do so. This new standard will have no significant impact on the Corporation’s consolidated financial statements.

Revenue from contracts with customers

IFRS 15 “Revenue from Contracts with Customers” replaces IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. Under IFRS 15, revenue is recognized when control of the goods or services is transferred to the customer rather than when the significant risks and rewards are transferred. The new standard also requires additional disclosures through notes to financial statements. IFRS 15 shall be applied to fiscal years beginning on or after January 1, 2018, therefore, for the Corporation fiscal year beginning on Septembre 30, 2018. Earlier application is permitted, but the Corporation does not intend to do so. The Corporation has completed a preliminary assessment of the adoption of this new standard on its consolidated financial statements and consider that the potential impact will not be significant.

Leases

IFRS 16 “Leases” replaces IAS 17 “Leases” and related interpretations. Under IFRS 16, which provides a single model for leases abolishing the current distinction between finance leases and operating leases, most leases will be recognized in the statement of financial position. Certain exemptions will apply for short-term leases and leases of low-value assets. IFRS 16 shall be applied to fiscal years beginning on or after January 1, 2019, therefore, for the Corporation fiscal year beginning on September 29, 2019. Earlier application is permitted under certain conditions, but the Corporation does not intend to do so.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Given that the Corporation is committed under multiple operating leases under IAS 17 (note 25), the Corporation considers that the adoption of IFRS 16 will have a significant impact on its consolidated financial statements. The Corporation will have to recognize a right-of-use asset and a liability for the present value of future lease payments. Depreciation expense on the right-to-use asset and interest expense on the lease liability will replace the operating lease expense.

The Corporation continues evaluating the impact of this new standard on its consolidated financial statements. The Corporation has not yet determined which transition method it will apply.

4. SIGNIFICANT JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the recognition and valuation of assets, liabilities, sales, other income and expenses. These estimates and assumptions are based on historical experience and other factors deemed relevant and reasonable and are reviewed at every closing date. The use of different estimates could produce different amounts in the consolidated financial statements. Actual results may differ from these estimates.

JUDGEMENTS

In applying the Corporation’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of structured entities

The Corporation has no voting rights in certain food stores. However, the franchise contract gives it the ability to control these stores’ main activities. Its decisions are not limited to protecting its trademarks. The Corporation retains the majority of stores’ profits and losses. For these reasons, the Corporation consolidates these food stores in its financial statements.

The Corporation has no voting rights in the trust created for PSU plan participants. However, under the trust agreement, it instructs the trustee as to the sale and purchase of Corporation shares and payments to beneficiaries, gives the trustee money to buy Corporation shares, assumes vesting variability, and ensures that the trust holds a sufficient number of shares to meet its obligations to the beneficiaries. For these reasons, the Corporation consolidates this trust in its financial statements.

The Corporation also has an agreement with a third party that operates a plant exclusively for the needs and according to the specifications of the Corporation, which assumes all costs. For these reasons, the Corporation consolidates it in the Corporation’s financial statements.

Investment in an associate

Until October 13, 2017, the Corporation held less than 20% of the voting rights in an associate, but one of its representatives sat on the associate’s Board of Directors and was involved in financial and operating policy decisions. Management has concluded that the Corporation exercised significant influence over the associate; so the Corporation in its consolidated financial statements, accounted for its investment in the associate using the equity method.

ESTIMATES

The assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the value of assets and liabilities within the next period, are discussed below:

Impairment of assets

In testing for impairment of intangible assets with indefinite useful lives and goodwill, value in use and fair value less costs of disposal are estimated using the discounted future cash flows model, the capitalized excess earnings before financial costs and taxes (EBIT) and royalty-free licence methods. These methods are based on various assumptions, such as the future cash flows estimate, excess EBIT, royalty rates, discount rate, earnings multiples and growth rate. The key assumptions are disclosed in notes 14 and 15.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Pension plans and other plans

Defined pension plans, ancillary retirements and other long-term benefits obligations and costs associated to these obligations are determined from actuarial calculations according to the projected credit unit method. These calculations are based on management’s best assumptions relating to salary escalation, retirement age of participants, inflation rate and expected health care costs. The key assumptions are disclosed in note 24.

Non-controlling interests

The non-controlling interest-related current liability is equivalent to the estimated price to be paid by the Corporation for the non-controlling interest, which is based on Adonis and Phoenicia 2017 results according to the agreement. The non-controlling interest-related non-current liability is calculated in relation to the price to be paid by the Corporation for the non-controlling interest, which price is based mainly on the future earnings of Première Moisson and MissFresh as of the date the options will become exercisable. Given the uncertainty associated with the estimation of these future earnings, the Corporation used, at the end of the fiscal year, its most probable estimate and various other assumptions, including the discount rate, growth rate and capital investments. Additional information is presented in note 29.

5. BUSINESS ACQUISITIONS

In 2016, the Corporation acquired the assets of three affiliated stores in Québec which it already supplied, and of a food store from a competitor in Ontario. The total purchase price was $35.3, with a remaining balance of $0.1 to be paid as at September 30, 2017. The acquisition of these stores was accounted for using the purchase method. The stores’ results have been consolidated as of their respective acquisition dates. The final total purchase price allocation was as follows:

Net assets acquired at their fair value
Inventories	3.0
Fixed assets	9.1
Goodwill	23.1
Deferred tax assets	0.1

35.3

6. EVENTS AFTER THE REPORTING PERIOD

On October 2, 2017, the Corporation and The Jean Coutu Group (PJC) Inc. (“PJC”) announced that they had entered into a definitive combination agreement pursuant to which the Corporation will acquire all of the outstanding PJC Class A subordinate voting shares and all of the outstanding PJC Class B shares (collectively, the “PJC Shares”) for $24.50 per PJC Share (the “Purchase Price”), representing a total consideration of approximately $4,500.0, subject to the completion of customary closing conditions, including regulatory and PJC shareholder approvals (the “Acquisition”). Under the terms of the Acquisition, The Jean Coutu Group shareholders (“PJC Shareholders”) will receive an aggregate consideration which will consist of 75% in cash and 25% in common shares of the Corporation. The PJC shareholders have approved the Acquisition on November 29, 2017.

To finance the cash element of the Purchase Price, at the moment of the announcement, the Corporation secured access to committed bank facilities fully underwritten by Bank of Montréal, Canadian Imperial Bank of Commerce and National Bank of Canada. The committed facilities consisted of a $500.0 term loan facility (itself consisting of a 3-year $100.0 tranche A, 4-year $150.0 tranche B and a 5-year $250.0 tranche C), a 1-month $250.0 bridge term facility, an asset sale term facility of $1,500.0 and a 1-year $1,200.0 term facility.

The Corporation completed the sale of the majority of its holding in Alimentation Couche-Tard Inc. on October 13, 2017 and October 17, 2017. As a result of such sale, the Corporation has terminated the $1,500.0 asset sale term facility and plans to use the proceeds of such sale to finance in part the Acquisition.

On December 4, 2017 the Corporation issued a private placement of $300.0 aggregate principal amount of Series F unsecured senior notes, bearing interest at a fixed nominal rate of 2.68% and maturing in 2022; $450.0 aggregate principal amount of Series G unsecured senior notes, bearing interest at a fixed nominal rate of 3.39% and maturing in 2027; and $450.0 aggregate principal amount of Series H unsecured senior notes, bearing interest at a fixed nominal rate of 4.27% and maturing in 2047. As a result of such issuance, the Corporation terminated the $1,200.0 term facility and plans to use the proceeds of such issuance to finance in part the Acquisition.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

The Corporation revised the terms of the $500.0 term loan facility, from now consisting of a 1-year $100.0 tranche A, 2-year $200.0 tranche B and a 3-year $200.0 tranche C.

The Corporation also announced on October 11, 2017, a projected $400.0 investment over six years in its Ontario distribution network. The Corporation will modernize its Toronto operations between 2018 and 2023, building a new fresh distribution centre and a new frozen distribution centre.

7. ADDITIONAL INFORMATION ON THE NATURE OF EARNINGS COMPONENTS

	2017		2016
	(53 weeks)%		(52 weeks)%
Sales	13,175.3		12,787.9
Cost of sales	(10,579.6)		(10,271.1)

Gross margins	2,595.7	19.7	2,516.8	19.7
Operating expenses
Wages and fringe benefits	(711.0)		(697.8)
Employee benefits expense (note 24)	(80.8)		(77.8)
Rents and occupancy charges	(441.4)		(420.7)
Others	(396.1)		(389.2)

	(1,629.3)	12.4	(1,585.5)	12.4

Operating income before depreciation and amortization and associate’s earnings	966.4	7.3	931.3	7.3

Depreciation and amortization
Fixed assets (note 12)	(163.8)		(156.3)
Intangible assets (note 14)	(30.4)		(26.5)

	(194.2)		(182.8)

Financial costs, net
Current interest	(3.0)		(5.8)
Non-current interest	(57.4)		(54.4)
Interests on defined benefit obligations net of plan assets (note 24)	(4.6)		(3.7)
Amortization of deferred financing costs	(0.9)		(0.9)
Interest income	2.4		3.7
Passage of time	(0.4)		(0.3)

	(63.9)		(61.4)

Share of an associate’s earnings	93.5		91.1

Earnings before income taxes	801.8		778.2

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

8. INCOME TAXES

The effective income tax rates were as follows:

	2017	2016
(Percentage)	(53 weeks)	(52 weeks)
Combined statutory income tax rate Changes	26.8	26.8
Share of an associate’s earnings	(1.8)	(1.7)
Others	(0.9)	(0.4)

	24.1	24.7

The main components of the income tax expense were as follows:

Consolidated income statements

	2017	2016
	(53 weeks)	(52 weeks)
Current
Current tax expense	151.0	139.6
Deferred
Adjustment related to temporary differences	42.4	52.4

	193.4	192.0

Consolidated comprehensive income statements

	2017	2016
	(53 weeks)	(52 weeks)
Deferred tax related to items reported directly in other comprehensive income during the year
Changes in defined benefit plans
Actuarial gains (losses)	28.8	(24.1)
Asset ceiling effect	(2.2)	(0.2)
Minimum funding requirement	0.1	0.1
Share of an associate’s other comprehensive income	(0.3)	(0.2)

	26.4	(24.4)

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Deferred income taxes reflect the net tax impact of temporary differences between the value of assets and liabilities for accounting and tax purposes. The main components of the deferred tax expense and deferred tax assets and liabilities were as follows:

	Consolidated statements of financial position		Consolidated statements of income
	As at September 30, 2017	As at September 24, 2016	2017	2016
			(53 weeks)	(52 weeks)
Accrued expenses, provisions and other reserves that are tax-deductible only at the time of disbursement	(0.8)	6.4	(7.2)	(2.1)
Deferred tax losses	1.0	5.3	(4.3)	4.2
Inventories	(11.2)	(10.5)	(0.7)	(0.8)
Employee benefits	12.2	39.1	(0.2)	(2.4)
Investment in an associate	(62.4)	(52.7)	(10.0)	(10.9)
Difference between net carrying value and tax value
Fixed assets	(91.6)	(75.0)	(16.6)	(35.7)
Investment properties	0.2	0.6	(0.4)	—
Intangible assets	(57.8)	(57.6)	0.3	(1.7)
Goodwill	(43.4)	(40.1)	(3.3)	(3.0)

	(253.8)	(184.5)	(42.4)	(52.4)

Deferred tax assets	1.9	9.4
Deferred tax liabilities	(255.7)	(193.9)

	(253.8)	(184.5)

9. NET EARNINGS PER SHARE

Basic net earnings per share and fully diluted net earnings per share were calculated using the following number of shares:

	2017	2016
(Millions)	(53 weeks)	(52 weeks)
Weighted average number of shares outstanding – Basic	228.7	237.1
Dilutive effect under:
Stock option plan	1.3	1.5
Performance share unit plan	0.6	0.7

Weighted average number of shares outstanding – Fully diluted	230.6	239.3

10. INVENTORIES

	2017	2016
Wholesale inventories	397.1	380.4
Retail inventories	459.5	447.1

	856.6	827.5

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

11. INVESTMENT IN AN ASSOCIATE

The Corporation has a 5.7% (5.7% in 2016) interest in a publicly traded associate in the convenience store industry, which is Alimentation Couche-Tard. The investment associate’s fair value, corresponding to its quoted market value, was $1,850.2 as at September 30, 2017 ($2,114.7 as at September 24, 2016). The Corporation categorized the fair value measurement in Level 1, as it is derived from quoted prices in active markets.

The associate’s consolidated financial statements reporting date is the last Sunday of April of every year. The Corporation applied the equity method, using the associate’s most recent condensed consolidated financial statements in US$ as at July 23, 2017 (July 17, 2016).

The summarized financial information, according to the associate’s consolidated statements of financial position converted at the exchange rate at the reporting date, was as follows:

	As at July 23, 2017	As at July 17, 2016
Current assets	4,999.9	3,812.4
Non-current assets	20,335.9	12,373.2
Current liabilities	(5,265.5)	(3,439.8)
Non-current liabilities	(11,663.9)	(5,922.1)

Net assets of the associate	8,406.4	6,823.7

The summarized financial information, according to the associate’s consolidated statements of income converted at the average exchange rate, was as follows:

	2017	2016
Sales	52,131.3	44,512.1
Net earnings	1,654.2	1,604.6
Other comprehensive income	184.6	(48.7)
Comprehensive income	1,838.8	1,555.9

These amounts are the total of the associate’s previous fiscal year second, third and fourth quarters and current fiscal year first quarter.

The reconciliation of the summarized financial information and the carrying amount of the Corporation’s investment in the associate was as follows:

	2017	2016
Net assets of the associate	8,406.4	6,823.7
Corporation’s share of the associate	5.7%	5.7%

	479.2	389.0
Other adjustments	(3.3)	7.5

Investment in an associate	475.9	396.5

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

12. FIXED ASSETS

	Land	Buildings	Equipment	Leasehold improvements	Buildings under finance leases	Total
Cost
Balance as at September 26, 2015	229.7	644.9	1,267.6	657.0	50.6	2,849.8
Acquisitions	22.5	43.6	130.6	81.3	—	278.0
Acquisitions through business combinations	1.2	4.3	2.9	0.7	—	9.1
Disposals and write-offs	(2.6)	(7.4)	(126.1)	(35.7)	—	(171.8)

Balance as at September 24, 2016	250.8	685.4	1,275.0	703.3	50.6	2,965.1
Acquisitions	7.0	45.4	155.0	120.5	1.6	329.5
Transfers from Investment properties	5.8	1.5	—	—	—	7.3
Disposals and write-offs	(1.8)	(9.8)	(94.0)	(36.4)	(1.5)	(143.5)

Balance as at September 30, 2017	261.8	722.5	1,336.0	787.4	50.7	3,158.4

Accumulated depreciation and impairment
Balance as at September 26, 2015	(0.1)	(171.3)	(799.4)	(379.0)	(26.8)	(1,376.6)
Depreciation	—	(18.7)	(85.8)	(48.8)	(3.0)	(156.3)
Disposals and write-offs	—	1.2	123.7	33.7	—	158.6
Impairment losses	—	—	(0.5)	(0.3)	—	(0.8)
Impairment loss reversals	0.1	0.4	1.6	2.7	—	4.8

Balance as at September 24, 2016	—	(188.4)	(760.4)	(391.7)	(29.8)	(1,370.3)
Depreciation	—	(19.8)	(90.9)	(50.1)	(3.0)	(163.8)
Transfers from investment properties	—	(0.5)	—	—	—	(0.5)
Disposals and write-offs	—	4.2	92.7	36.3	1.5	134.7
Impairment losses	—	—	(0.6)	(0.2)	—	(0.8)
Impairment loss reversals	—	—	1.4	2.4	—	3.8

Balance as at September 30, 2017	—	(204.5)	(757.8)	(403.3)	(31.3)	(1,396.9)

Net carrying value
Balance as at September 24, 2016	250.8	497.0	514.6	311.6	20.8	1,594.8
Balance as at September 30, 2017	261.8	518.0	578.2	384.1	19.4	1,761.5

Impairment losses were on food store assets where cash flows decreased due to local competition. As food stores’ profitability improved, impairment loss reversals were posted on previously impaired food store assets.

Net additions of fixed assets excluded from the consolidated statements of cash flow was $1.6 (nil in 2016).

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

13. INVESTMENT PROPERTIES

	Cost	Accumulated depreciation	Net carrying value
Balance as at September 26, 2015 and September 24, 2016	36.9	(11.2)	25.7
Acquisitions	0.4	—	0.4
Transfers to fixed assets	(7.3)	0.5	(6.8)
Disposals and write-offs	(5.7)	1.4	(4.3)

Balance as at September 30, 2017	24.3	(9.3)	15.0

The fair value of investment properties was $19.8 as at September 30, 2017 ($36.0 as at September 24, 2016). The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs, i.e. recent transactions on these assets or similar assets.

14. INTANGIBLE ASSETS

Intangible assets with finite useful lives were as follows:

	Leasehold rights	Software	Retail network retention premiums	Customer relationships	Total
Cost
Balance as at September 26, 2015	58.6	168.8	235.6	27.4	490.4
Acquisitions	—	18.8	20.7	—	39.5
Disposals and write-offs	(0.2)	(0.2)	(11.3)	—	(11.7)

Balance as at September 24, 2016	58.4	187.4	245.0	27.4	518.2
Acquisitions	—	10.6	16.4	—	27.0
Disposals and write-offs	(0.3)	(2.1)	(14.0)	—	(16.4)

Balance as at September 30, 2017	58.1	195.9	247.4	27.4	528.8

Accumulated amortization and impairment
Balance as at September 26, 2015	(39.7)	(153.1)	(103.2)	(11.5)	(307.5)
Amortization	(1.7)	(4.1)	(18.3)	(2.4)	(26.5)
Disposals and write-offs	0.1	0.2	10.7	—	11.0
Impairment loss reversals (note 12)	0.2	—	—	—	0.2

Balance as at September 24, 2016	(41.1)	(157.0)	(110.8)	(13.9)	(322.8)
Amortization	(1.9)	(7.0)	(19.4)	(2.1)	(30.4)
Disposals and write-offs	0.2	2.1	13.4	—	15.7
Impairment loss reversals (note 12)	1.5	—	—	—	1.5

Balance as at September 30, 2017	(41.3)	(161.9)	(116.8)	(16.0)	(336.0)

Net carrying value
Balance as at September 24, 2016	17.3	30.4	134.2	13.5	195.4
Balance as at September 30, 2017	16.8	34.0	130.6	11.4	192.8

Net additions of intangible assets excluded from the consolidated statement of cash flows amounted to $4.8 in 2017 ($4.3 in 2016).

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Intangible assets with indefinite useful lives were as follows:

	Banners	Private labels	Loyalty programs	Total
Balance as at September 26, 2015, September 24, 2016 and September 30, 2017	133.3	39.5	23.5	196.3

Impairment testing of loyalty programs and exclusive private labels was conducted at the level of the asset itself. The recoverable amount was determined based on its fair value less costs of disposal, which was calculated using the capitalized excess EBIT method. The estimated EBIT directly allocated to the programs and private labels, after deduction of the return on contributory assets, was based on historical data reflecting past experience. For loyalty programs, the earnings multiple used was 12.2 (12.2 in 2016) considering a growth rate of 2.0% (2.0% in 2016) corresponding to the consumer price index. For these private labels, the earnings multiple used was 14.3 (14.3 in 2016) considering a growth rate of 2.0% (2.0% in 2016) corresponding to the consumer price index. The Corporation categorized the fair value measurement in Level 3, as it is derived from unobservable market inputs.

Impairment testing of banners and other private labels were conducted at the level of the asset itself. The recoverable amount was determined based on its fair value calculated using the royalty-free licence method. The estimated royalty rate was based on information from external sources and historical data reflecting past experience. For the banners and these private labels, the royalty rate used was 1.0% to 3.0% (1.0% to 3.0% in 2016) and the multiple used was 14.3 and 13.3 (14.3 and 13.3 in 2016) considering growth rate of 2.0% (2.0% in 2016) corresponding to the consumer price index. The Corporation categorized the fair value measurement in Level 3, as it is derived from unobservable market inputs.

No reasonably possible change of any of these assumptions would result in a carrying amount higher than the recoverable amount.

15. GOODWILL

	2017	2016
Balance – beginning of year	1,955.4	1,931.5
Acquisitions through business combinations	18.4	23.9

Balance – end of year	1,973.8	1,955.4

For impairment testing, the carrying amount of goodwill was allocated to the unique operating segment of the Corporation. The recoverable amount was determined based on its value in use, which was calculated using pre-tax cash flow forecasts from the management-approved budgets for the next fiscal year. The forecasts reflected past experience. A pre-tax discount rate of 12.0% (12.1% in 2016) was used and any growth rate was taken into consideration. No reasonably possible change of any of these assumptions would result in a carrying amount higher than the recoverable amount.

16. OTHER ASSETS

	2017	2016
Loans to certain customers, bearing interest at floating rates, repayable in monthly instalments, maturing through 2031	40.3	31.4
Other assets	3.8	4.7

	44.1	36.1
Current portion included in accounts receivable	6.2	4.0

	37.9	32.1

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

17. BANK LOANS

As at September 30, 2017 and September 24, 2016, the Corporation’s bank loans were the credit margins of structured entities. The consolidated structured entities have credit margins totaling $8.4 ($8.3 as at September 24, 2016), bearing interest at prime plus 0.5%, unsecured and maturing on various dates through 2018. As at September 30, 2017, $1.1 ($1.4 as at September 24, 2016) had been drawn down under credit margins at an interest rate of 3.7% (3.2% as at September 24, 2016).

18. OFFSETTING

	2017	2016
Accounts payable (gross)	1,082.8	1,076.3
Vendor rebate receivables	(46.7)	(63.5)

Accounts payable (net)	1,036.1	1,012.8

19. PROVISIONS

Onerous leases
Balance as at September 26, 2015	8.0
Additional provisions	0.4
Amounts used	(3.0)

Balance as at September 24, 2016	5.4

Current provisions	2.6
Non-current provisions	2.8

Balance as at September 24, 2016	5.4

Balance as at September 24, 2016	5.4
Additional provisions	2.1
Amounts used	(2.8)

Balance as at September 30, 2017	4.7

Current provisions	2.7
Non-current provisions	2.0

Balance as at September 30, 2017	4.7

Onerous leases correspond to leases for premises that are no longer used for the Corporation’s operations. The amount of the provision for these leases equals the discounted present value of the future lease payments less the estimated future sublease income. The estimate may vary with the sublease assumptions. The remaining terms of these leases are from one to 12 years.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

20. DEBT

	2017	2016
Revolving Credit Facility, bearing interest at a weighted average rate of 1.74% (2.18% in 2016), repayable on November 3, 2022 or earlier	—	184.6
Series E Notes, bearing interest at a floating rate equal to the 3-month bankers’ acceptance rate plus 0.57%, 1.54% in 2017, maturing on February 27, 2020 and redeemable at the issuer’s option at fair value at any time prior to maturity	400.0	—
Series C Notes, bearing interest at a fixed nominal rate of 3.20%, maturing on December 1, 2021 and redeemable at the issuer’s option at fair value at any time prior to maturity	300.0	300.0
Series B Notes, bearing interest at a fixed nominal rate of 5.97%, maturing on October 15, 2035 and redeemable at the issuer’s option at fair value at any time prior to maturity	400.0	400.0
Series D Notes, bearing interest at a fixed nominal rate of 5.03%, maturing on December 1, 2044 and redeemable at the issuer’s option at fair value at any time prior to maturity	300.0	300.0
Loans, maturing on various dates through 2027, bearing interest at an average rate of 2.41% (2.72% in 2016)	35.6	39.0
Obligations under finance leases, bearing interest at an effective rate of 8.0% (8.3% in 2016)	25.7	28.9
Deferred financing costs	(6.8)	(6.0)

	1,454.5	1,246.5
Current portion	12.9	15.5

	1,441.6	1,231.0

The revolving credit facility with a maximum of $600.0 bears interest at rates that fluctuate with changes in bankers’ acceptance rates and is unsecured. As at September 30, 2017, the unused authorized revolving credit facility was $600.0 ($415.4 as at September 24, 2016). Given that the Corporation frequently increases and decreases this credit facility through bankers’ acceptances with a minimum of 30 days and to simplify its presentation, the Corporation found that it is preferable for the understanding of its financing activities to present the consolidated statement of cash flows solely with net annual changes. As at September 24, 2016, the revolving credit facility included loans of $95.0 US. On October 1, 2017, the maturity of the revolving credit facility was extended to November 3, 2022.

The amortization of deferred financing fees and the debt related to the acquisition of intangible assets, excluded from the consolidated statements of cash flows, totalled $7.3 in 2017 ($5.2 in 2016).

Repayments of debt in the upcoming fiscal years will be as follows:

	Facility and loans	Notes	Obligations under finance leases	Total
2018	9.2	—	5.4	14.6
2019	2.7	—	4.9	7.6
2020	3.5	400.0	3.6	407.1
2021	1.1	—	2.1	3.2
2022	1.0	300.0	1.9	302.9
2023 and thereafter	18.1	700.0	18.1	736.2

	35.6	1,400.0	36.0	1,471.6

The minimum payments in respect of the obligations under finance leases included interest amounting to $10.3 on these obligations in 2017 ($12.5 in 2016).

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

21. OTHER LIABILITIES

	2017	2016
Lease liabilities	10.5	8.1
Other liabilities	1.8	4.1

	12.3	12.2

22. CAPITAL STOCK

The authorized capital stock of the Corporation was summarized as follows:

•	unlimited number of Common Shares, bearing one voting right per share, participating, without par value;

•	unlimited number of Preferred Shares, non-voting, without par value, issuable in series.

Common Shares issued

The Common Shares issued and the changes during the year were summarized as follows:

	Number (Thousands)
Balance as at September 26, 2015	242,285	579.0
Shares redeemed for cash, excluding premium of $310.9	(8,477)	(20.4)
Stock options exercised	703	12.4

Balance as at September 24, 2016	234,511	571.0
Shares redeemed for cash, excluding premium of $284.5	(7,433)	(18.1)
Stock options exercised	641	12.9

Balance as at September 30, 2017	227,719	565.8

Treasury shares

The treasury shares changes during the year were summarized as follows:

	Number (Thousands)
Balance as at September 26, 2015	743	(18.5)
Acquisition	165	(7.1)
Release	(243)	5.1

Balance as at September 24, 2016	665	(20.5)
Acquisition	170	(6.9)
Release	(256)	5.5

Balance as at September 30, 2017	579	(21.9)

Treasury shares are held in trust for the PSU plan. They will be released into circulation when the PSUs settle. The trust, considered a structured entity, is consolidated in the Corporation’s financial statements.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Stock option plan

The Corporation has a stock option plan for certain Corporation employees providing for the grant of options to purchase up to 30,000,000 Common Shares. As at September 30, 2017, a balance of 5,803,816 shares could be issued following the exercise of stock options (6,444,996 as at September 24, 2016). The subscription price of each Common Share under an option granted pursuant to the plan is equal to the market price of the shares on the day prior to option grant date and must be paid in full at the time the option is exercised. While the Board of Directors determines other terms and conditions for the exercise of options, no options may have a term of more than five years from the date the option may initially be exercised, in whole or in part, and the total term may in no circumstances exceed ten years from the option grant date. Options may generally be exercised two years after their grant date and vest at the rate of 20% per year.

The outstanding options and the changes during the year were summarized as follows:

	Number	Weighted average exercise price
	(Thousands)	(Dollars)
Balance as at September 26, 2015	3,838	20.34
Granted	392	40.40
Exercised	(703)	14.59
Cancelled	(44)	27.35

Balance as at September 24, 2016	3,483	23.67
Granted	394	40.23
Exercised	(641)	16.76
Cancelled	(56)	33.31

Balance as at September 30, 2017	3,180	26.94

The information regarding the stock options outstanding and exercisable as at September 30, 2017 was summarized as below :

	Outstanding options			Exercisable options
Range of exercise prices (Dollars)	Number (Thousands)	Weighted average remaining period (Months)	Weighted average exercise price (Dollars)	Number (Thousands)	Weighted average exercise price (Dollars)
15.09 to 17.72	754	13.6	16.87	628	16.70
19.47 to 24.69	1,228	35.4	21.83	576	21.68
35.42 to 44.73	1,198	63.9	38.52	85	35.42

	3,180	41.0	26.94	1,289	20.17

The weighted average fair value of $ 5.19 per option ($4.65 in 2016) for stock options granted during fiscal 2017 was determined at the time of grant using the Black-Scholes model and the following weighted average assumptions: risk-free interest rate of 1.3% (0.7% in 2016), expected life of 5.4 years (5.3 years in 2016), expected volatility of 16.1% (15.0% in 2016) and expected dividend yield of 1.6% (1.3% in 2016). The expected volatility is based on the historic share price volatility over a period similar to the life of the options.

Compensation expense for these options amounted to $2.1 for fiscal 2017 ($2.2 in 2016).

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Performance share unit plan

The Corporation has a PSU plan. Under this program, senior executives and other key employees (participants) periodically receive a given number of PSUs which may increase if the Corporation meets certain financial performance indicators. The PSUs entitle the participant to Common Shares of the Corporation, or at the latter’s discretion, the cash equivalent. PSUs vest at the end of a period of three years.

PSUs outstanding and changes during the year were summarized as follows:

Number (Units)
Balance as at September 26, 2015	741
Granted	184
Settled	(247)
Cancelled	(14)

Balance as at September 24, 2016	664
Granted	186
Settled	(257)
Cancelled	(46)

Balance as at September 30, 2017	547

The weighted average fair value of $40.23 per PSU ($40.38 in 2016) for PSUs granted during fiscal 2017 was the stock market valuation of a Common Share of the Corporation at grant date.

The compensation expense comprising all of these PSUs amounted to $6.0 for fiscal 2017 ($6.3 in 2016).

Deferred Share Unit Plan

The Corporation has a DSU plan designed to encourage stock ownership by directors who are not Corporation officers. Under this program, directors who meet the stock ownership guidelines may choose to receive all or part of their compensation in DSUs. DSUs vest when granted. On leaving, a director receives a lump-sum cash payout from the Corporation.

The DSU expense totalled $0.6 for fiscal 2017 ($4.5 in 2016).

As at September 30, 2017, the DSU liability amounted to $14.2 ($14.4 as at September 24, 2016).

23. DIVIDENDS

In fiscal 2017, the Corporation paid $143.5 in dividends to holders of Common Shares ($127.1 in 2016), or $0.6275 per share ($0.5366667 in 2016). On October 2, 2017, the Corporation’s Board of Directors declared a quarterly dividend of $0.1625 per Common Share payable on November 14, 2017.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

24. EMPLOYEE BENEFITS

The Corporation maintains several defined benefit and defined contribution plans for eligible employees, which provide most participants with pension, ancillary retirement benefits, and other long-term employee benefits which in certain cases are based on the number of years of service or final average salary. The defined benefit plans are funded by the Corporation’s contributions, with some plans also funded by participants’ contributions. The Corporation also provides eligible employees and retirees with health care, life insurance and other long-term benefits. Ancillary retirement benefits plans and other long-term employee benefits are not funded and are presented in other plans. Pension committees made up of employer and employee representatives are responsible for all administrative decisions concerning certain plans.

Defined benefit pension plans and ancillary retirement benefit plans expose the Corporation to actuarial risks such as interest-rate risk, longevity risk, investment risk and inflation risk. Consequently, the Corporation’s investment policy prescribes a diversified portfolio whose bond component matches the expected timing and payments of benefits.

The changes in present value of the defined benefit obligation were as follows:

	2017		2016
	Pension plans	Other plans	Pension plans	Other plans
Balance – beginning of year	1,229.1	39.3	1,027.3	38.5
Participant contributions	6.9	—	6.7	—
Benefits paid	(44.4)	(3.4)	(43.0)	(3.4)
Items in net earnings
Current service cost	40.8	2.1	37.9	2.0
Interest cost	40.7	1.4	44.2	1.7
Past service cost	—	—	(0.1)	—
Actuarial gains	—	(1.1)	—	(0.4)

	81.5	2.4	82.0	3.3

Items in comprehensive income
Actuarial gains from demographic assumptions	—	(1.1)	—	(1.2)
Actuarial losses (gains) from financial assumptions	(99.8)	(1.5)	157.6	2.3
Adjustments due to experience	(2.4)	(1.6)	(1.5)	(0.2)

	(102.2)	(4.2)	156.1	0.9

Balance – end of year	1,170.9	34.1	1,229.1	39.3

The present value of the defined benefit obligation may be reflected as follows:

	2017		2016
(Percentage)	Pension plans	Other plans	Pension plans	Other plans
Active plan participants	60	70	63	73
Deferred plan participants	4	—	4	—
Retirees	36	30	33	27

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

The changes in the fair value of plan assets were as follows:

	2017		2016
	Pension plans	Other plans	Pension plans	Other plans
Fair value – beginning of year	1,123.7	—	1,001.7	—
Employer contributions	44.0	3.4	51.0	3.4
Participant contributions	6.9	—	6.7	—
Benefits paid	(44.4)	(3.4)	(43.0)	(3.4)
Items in net earnings
Interest income	37.8	—	42.5	—
Administration costs	(2.1)	—	(1.5)	—

	35.7	—	41.0	—

Items in comprehensive income
Return on plan assets, excluding the amounts included in interest income	1.9	—	66.3	—

Fair value – end of year	1,167.8	—	1,123.7	—

The changes in the asset ceiling and the minimum funding requirement for pension plans were as follows:

	2017		2016
	Asset ceiling	Minimum funding requirement	Asset ceiling	Minimum funding requirement
Balance—beginning of year	(7.8)	(0.7)	(6.7)	(1.2)
Interests	(0.3)	—	(0.2)	(0.1)
Change in defined benefit assets	(8.1)	—	(0.9)	—
Change in defined benefit liabilities	—	0.7	—	0.6

Balance—end of year	(16.2)	—	(7.8)	(0.7)

The value of the economic benefit that determined the asset ceiling represents the present value of future contribution holidays, and the minimum funding requirement represents the present value of required contributions under the law, which do not result, once made, in an economic benefit for the Corporation.

The changes in the defined benefit plans’ funding status were as follows:

	2017		2016
	Pension plans	Other plans	Pension plans	Other plans
Balance of defined benefit obligation – end of year	(1,170.9)	(34.1)	(1,229.1)	(39.3)
Fair value of plan assets – end of year	1,167.8	—	1,123.7	—

Funding position	(3.1)	(34.1)	(105.4)	(39.3)
Asset ceiling effect	(16.2)	—	(7.8)	—
Minimum funding requirement	—	—	(0.7)	—

	(19.3)	(34.1)	(113.9)	(39.3)

Defined benefit assets	39.3	—	7.5	—
Defined benefit liabilities	(58.6)	(34.1)	(121.4)	(39.3)

	(19.3)	(34.1)	(113.9)	(39.3)

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

The defined contribution and defined benefit plans expense recorded in net earnings was as follows:

	2017		2016
	(53 weeks)		(52 weeks)
	Pension plans	Other plans	Pension plans	Other plans
Defined contribution plans, including multi-employer plans	36.3	0.6	36.3	0.6
Defined benefit plans
Current service cost	40.8	2.1	37.9	2.0
Past service cost	—	—	(0.1)	—
Actuarial gains	—	(1.1)	—	(0.4)
Administration costs	2.1	—	1.5	—

	42.9	1.0	39.3	1.6

Employee benefits expense	79.2	1.6	75.6	2.2

Interest on obligations, asset ceiling effect and minimum funding requirement net of plans assets, presented in financial costs	3.2	1.4	2.0	1.7

Net total expense	82.4	3.0	77.6	3.9

The remeasurements recognized as other comprehensive income were as follows:

	2017		2016
	Pension plans	Other plans	Pension plans	Other plans
Actuarial losses (gains) on obligations incurred	(102.2)	(4.2)	156.1	0.9
Return on plan assets	(1.9)	—	(66.3)	—
Change in the effect of the asset ceiling	8.1	—	0.9	—
Change in the minimum funding requirement	(0.7)	—	(0.6)	—

	(96.7)	(4.2)	90.1	0.9

Total cash payments for employee benefits, consisting of cash contributed by the Corporation to its funded pension plans and cash payments directly to beneficiaries for its unfunded other benefit plans, amounted to $47.4 in 2017 ($54.4 in 2016). The Corporation plans to contribute $45.7 to the defined benefit plans during the next fiscal year and $28.3 to multi-employer plans.

Weighted average duration of defined benefit obligations was 15 years as at September 30, 2017 (15.5 years as at September 24, 2016).

The most recent actuarial valuations for funding purposes in respect of the Corporation’s pension plans were performed on various dates between December 2015 and September 2017. The next valuations will be performed between December 2017 and December 2018.

Plan assets, primarily based on quoted market prices in an active market, held in trust and their weighted average allocation as at the measurement dates were as follows:

Asset categories (Percentage)	2017	2016
Shares in Canadian corporations	21	24
Shares in foreign corporations	27	29
Government and corporation bonds	45	40
Others	7	7

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

Pension plan assets included shares issued by the Corporation with a fair value of $5.0 as at September 30, 2017 ($5.0 as at September 24, 2016).

The principal actuarial assumptions used in determining the defined benefit obligation and service costs were the following:

	2017		2016
(Percentage)	Pension plans	Other plans	Pension plans	Other plans
Discount rate on defined benefit obligation	3.90	3.90	3.35	3.35
Discount rate on service costs	3.50	3.50	4.35	4.35
Rate of compensation increase	3.0	3.0	3.0	3.0
Mortality table	CPM2014Priv	CPM2014Priv	CPM2014Priv	CPM2014Priv

To determine the most suitable discount rate, management considers the interest rates for high-quality bonds issued by entities operating in Canada with cash flows that match the timing and amount of expected benefit payments. The mortality rate is based on available mortality tables. Projected inflation rates are taken into account in establishing future wage and pension increases.

A 1% change in the discount rate, taking into consideration any modifications to other assumptions, would have the following effects:

	Pension plans		Other plans
	1% increase	1% decrease	1% increase	1% decrease
Effect on defined benefit obligation	(164.9)	197.3	(2.8)	3.3

The assumed annual health care cost trend rate per participant was set at 5.7% (5.8% in 2016). Under the assumption used, this rate should gradually decline to 4.5% in 2034 and remain at that level thereafter. A 1% change in this rate would have the following effects:

	1% increase	1% decrease
Effect on defined benefit obligation	1.7	(1.5)

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

25. COMMITMENTS

Operating leases

The Corporation has operating lease commitments, with varying terms through 2041 and one to 14 five-year renewal options, to lease premises and equipment used for business purposes. The Corporation does not have an option to purchase the leased assets when the leases expire, but it has the right of first refusal in certain cases. Future minimum lease payments under these operating leases will be as follows:

	2017	2016
Under 1 year	186.4	182.5
Between 1 and 5 years	565.9	543.8
Over 5 years	548.8	495.9

	1,301.1	1,222.2

In addition, the Corporation has committed to leases for premises, with varying terms through 2035 and one to 17 five-year lease renewal options, which it sublets to clients generally under the same terms and conditions. Future minimum lease payments under these operating leases will be as follows:

	2017	2016
Under 1 year	44.9	44.4
Between 1 and 5 years	152.1	149.7
Over 5 years	169.1	196.8

	366.1	390.9

Finance leases

The Corporation has finance lease commitments, with varying terms through 2036 and three to seven five-year renewal options, to lease premises used for business purposes and IT equipments. The Corporation does not have an option to purchase the leased assets when the leases expire. Future minimum lease payments under these finance leases and the present value of net minimum lease payments will be as follows:

	Minimum lease payments		Present value of minimum lease payments
	2017	2016	2017	2016
Under 1 year	5.4	5.9	3.7	3.7
Between 1 and 5 years	12.5	15.5	8.4	10.5
Over 5 years	18.1	20.0	13.6	14.7

Minimum lease payments	36.0	41.4	25.7	28.9
Future financial costs	(10.3)	(12.5)	—	—

Present value of minimum lease payments	25.7	28.9	25.7	28.9

Service contracts

The Corporation has service contract commitments essentially for transportation and IT, with varying terms through 2024 and no renewal option. Future minimum payments under these service contracts will be as follows:

	2017	2016
Under 1 year	73.3	73.3
Between 1 and 5 years	95.2	152.3
Over 5 years	7.3	—

	175.8	225.6

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

26. CONTINGENCIES

Guarantees

For certain customers with established business relationships, the Corporation is contingently liable as guarantor in connection with lease agreements with varying terms through 2026 for which the average annual minimum lease payments for the next five years will be $ 0.2 ($0.2 in 2016). The maximum contingent liability under these guarantees as at September 30, 2017 was $1.2 ($1.6 as at September 24, 2016). In addition, the Corporation has guaranteed loans granted to certain customers by financial institutions, with varying terms through 2028. The balance of these loans amounted to $27.1 as at September 30, 2017 ($27.5 as at September 24, 2016). No liability has been recorded in respect of these guarantees for the years ended September 30, 2017 and September 24, 2016.

Claims

In the normal course of business, various proceedings and claims are instituted against the Corporation. The Corporation contests the validity of these claims and proceedings and management believes that any forthcoming settlement in respect of these claims will not have a material effect on the Corporation’s financial position or on consolidated earnings.

In October 2017, the Canadian Competition Bureau began an investigation into the supply and sale of commercial bread which involves certain Canadian suppliers and retailers, including the Corporation. The Corporation fully cooperates with the authorities. Since the investigation is in its early stages, the Corporation is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the inquiry on the Corporation. However, based on the very limited information currently available, the Corporation does not believe that this matter will have a material adverse effect on the Corporation’s business, results of operations or financial condition.

27. RELATED PARTY TRANSACTIONS

The Corporation has significant interest in the following subsidiaries, joint venture and associate:

Names	Country of incorporation	Percentage of interest in the capital	Percentage of voting rights
Subsidiaries
Metro Richelieu Inc.	Canada	100.0	100.0
McMahon Distributeur pharmaceutique Inc.	Canada	100.0	100.0
Metro Ontario Inc.	Canada	100.0	100.0
Metro Québec Immobilier Inc.	Canada	100.0	100.0
Metro Ontario Real Estate Limited	Canada	100.0	100.0
Metro Ontario Pharmacies Limited	Canada	100.0	100.0
Metro Canada Holdings Inc.	Canada	100.0	100.0
Groupe Adonis Inc.	Canada	55.0	55.0
Groupe Phoenicia Inc.	Canada	55.0	55.0
Groupe Première Moisson Inc.	Canada	75.0	75.0
MissFresh Inc.	Canada	70.0	70.0
Joint venture
Dunnhumby Canada Limitée	Canada	50.0	50.0
Associate
Alimentation Couche-Tard Inc.	Canada	5.7	17.0

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

In the normal course of business, the following transactions have been entered into with related parties:

	2017		2016
	(53 weeks)		(52 weeks)
	Sales	Services received	Sales	Services received
Joint venture	—	9.7	—	9.8
Companies controlled by a member of the Board of Directors	10.1	—	30.3	—

	10.1	9.7	30.3	9.8

	2017		2016
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Joint venture	—	(1.1)	—	(1.8)
Companies controlled by a member of the Board of Directors	—	—	0.9	—

	—	(1.1)	0.9	(1.8)

Compensation for the principal officers and directors was as follows:

	2017	2016
	(53 weeks)	(52 weeks)
Compensation and current benefits	5.6	6.1
Post-employment benefits	0.4	0.7
Share-based payment	4.4	4.3

	10.4	11.1

28. MANAGEMENT OF CAPITAL

The Corporation aims to maintain a capital level that enables it to meet several objectives, namely:

•	Striving for a percentage of non-current debt to total combined non-current debt and equity (non-current debt/total capital ratio) of less than 50%.

•	Maintaining an adequate credit rating to obtain an investment grade rating for its term notes.

•	Paying total annual dividends representing a range of 20% to 30% of the prior fiscal year’s net earnings, excluding non recurring items, with a target of 25%.

In its capital structure, the Corporation considers its stock option and PSU plans for key employees and officers. In addition, the Corporation’s stock redemption plan is one of the tools it uses to achieve its objectives.

The Corporation is not subject to any capital requirements imposed by a regulator.

The Corporation’s fiscal 2017 annual results regarding its capital management objectives were as follows:

•	a non-current debt/total capital ratio of 33.0% (31.4% as at September 24, 2016);

•	a BBB credit rating confirmed by S&P and DBRS (same rating in 2016);

•	a dividend representing 24.5% of net earnings, excluding non recurring items, for the previous fiscal year (24.3% in 2016).

The capital management objectives remain the same as for the previous fiscal year.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

29. FINANCIAL INSTRUMENTS

FAIR VALUE

The non current financial instruments’ book and fair values were as follows:

	2017		2016
	Book value	Fair value	Book value	Fair value
Other assets
Loans and receivables
Loans to certain customers (note 16)	40.3	40.3	31.4	31.4

Non-controlling interests
Financial liability held for trading	36.6	36.6	244.8	244.8

Debt (note 20)
Other financial liabilities
Revolving Credit Facility	—	—	184.6	184.6
Series E Notes	400.0	400.9	—	—
Series C Notes	300.0	308.1	300.0	317.9
Series B Notes	400.0	477.8	400.0	494.2
Series D Notes	300.0	322.4	300.0	343.4
Loans	35.6	35.6	39.0	39.0

	1,435.6	1,544.8	1,223.6	1,379.1

The fair value of loans to certain customers, revolving credit facility and loans payable is equivalent to their carrying value since their interest rates are comparable to market rates. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The fair value of notes represents the obligations that the Corporation would have to meet in the event of the negotiation of similar notes under current market conditions. The Corporation categorized the fair value measurement in Level 2, as it is derived from observable market inputs.

The fair value of the non-controlling interest-related non-current liability is equivalent to the estimated price to be paid, which is based mainly on the discounted value of the projected future earnings of Première Moisson and MissFresh (Adonis, Phoenicia and Première Moisson as at September 24, 2016), as of the date the options will become exercisable. The Corporation categorized the fair value measurement in Level 3, as it is derived from data that is not observable. The projected future earnings of these entities are measured again at each period using a strategic development plan with a weighted annual growth rate of 7.4% as at September 30, 2017 (7.1% as at September 24, 2016). A 1% increase in these earnings would not result in a significant increase in the fair value of the non-controlling interest-related liability.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

The changes of the non-controlling interest-related liability were as follows:

	2017	2016
Balance – beginning of year	244.8	221.3
Issuance through business combinations	3.2	—
Change in fair value	12.9	23.5

Balance – end of year	260.9	244.8

Current portion	224.3	—
Non-current portion	36.6	244.8

Balance – end of year	260.9	244.8

In accordance with the shareholder agreement, the Corporation will acquire the minority interests in Adonis and Phoenicia shortly after this fiscal year. Consequently, the Corporation has reclassified the liability for these non-controlling interests as current liabilities. The fair value of the current liability for these non-controlling interests corresponds to an estimation of the price to be paid based on Adonis and Phoenicia’s fiscal 2017 results in accordance with the agreements between the parties.

INTEREST RATE RISK

In the normal course of business, the Corporation is exposed primarily to interest rate fluctuations risk as a result of loans and receivables that it grants, as well as revolving credit facility and loans payable that it contracts at variable interest rates.

The Corporation keeps a close watch on interest rate fluctuations and, if warranted, uses derivative financial instruments such as interest rate swap contracts. As at September 30, 2017 and September 24, 2016, there were no outstanding interest rate swap contracts.

CREDIT RISK

Loans and receivables / Guarantees

The Corporation sells products to consumers and merchants in Canada. When it sells products, it gives merchants credit. In addition, to help certain merchants finance business acquisitions, the Corporation grants them long-term loans or guarantees loans obtained by them from financial institutions. Hence, the Corporation is subject to credit risk.

To mitigate such risk, the Corporation performs ongoing credit evaluations of its customers and has adopted a credit policy that defines the credit conditions to be met and the required guarantees. As at September 30, 2017 and September 24, 2016, no customer accounted for over 10% of total loans and receivables.

To cover its credit risk, the Corporation holds guarantees over its clients’ assets in the form of deposits, movable hypothecs on the Corporation stock and/or second hypothecs on their inventories, movable property, intangible assets and receivables.

In recent years, the Corporation has not suffered any material losses related to credit risk.

As at September 30, 2017, the maximum potential liability under guarantees provided amounted to $27.1 ($27.5 as at September 24, 2016) and no liability had been recognized as at that date.

Financial assets at fair value through net earnings

With regard to its financial assets at fair value through net earnings, consisting of foreign exchange forward contracts and cross currency interest rate swaps, the Corporation is subject to credit risk when these contracts result in receivables from financial institutions.

In accordance with its risk management policy, the Corporation entered into these agreements with major Canadian financial institutions to reduce its credit risk.

Notes to consolidated financial statements

September 30, 2017 and September 24, 2016

(Millions of dollars, unless otherwise indicated)

As at September 30, 2017, the Corporation was not exposed to credit risk in respect of its foreign exchange forward contracts, as they resulted in amounts payable. As at September 24, 2016, the maximum exposure to credit risk for the foreign exchange forward contracts was equal to their carrying amount.

LIQUIDITY RISK

The Corporation is exposed to liquidity risk primarily as a result of its debt, non-controlling interest-related liabilities and trade accounts payable.

The Corporation regularly assesses its cash position and feels that its cash flows from operating activities are sufficient to fully cover its cash requirements as regards its financing activities. Its revolving credit facility and its Series E, C, B and D Notes mature only in 2022, 2020, 2021, 2035 and 2044, respectively. The Corporation also has an unused authorized balance of $600.0 on its revolving credit facility.

	Undiscounted cash flows (capital and interest)
	Accounts payable	Facility and loans	Notes	Finance lease commitments	Non- controlling interests	Total
Maturing under 1 year	1,036.1	10.0	54.7	5.4	224.3	1,330.5
Maturing in 1 to 10 years	—	14.5	1,089.9	20.3	36.6	1,161.3
Maturing in 11 to 20 years	—	3.1	741.9	10.3	—	755.3
Maturing over 20 years	—	16.1	408.1	—	—	424.2

	1,036.1	43.7	2,294.6	36.0	260.9	3,671.3

FOREIGN EXCHANGE RISK

Given that some of its purchases are denominated in foreign currencies and that it has, depending on market conditions, US borrowings on its revolving credit facility, the Corporation is exposed to foreign exchange risk.

In accordance with its risk management policy, the Corporation could use derivative financial instruments, consisting of foreign exchange forward contracts and cross currency interest rate swaps, to hedge against the effect of foreign exchange rate fluctuations on its future foreign-denominated purchases of goods and services and on its US borrowings. As at September 30, 2017 and September 24, 2016, the fair value of foreign exchange forward contracts was insignificant.

30. APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements of fiscal year ended September 30, 2017 (including comparative figures) were approved for issue by the Board of Directors on December 11, 2017.

DIRECTORS AND OFFICERS

Board of Directors

Maryse Bertrand(3)

Montréal, Québec

Stephanie Coyles(1)

Toronto, Ontario

Marc DeSerres(2)(3)

Montréal, Québec

Claude Dussault(2)

Québec City, Québec

Russel Goodman(1)(3)

Mont-Tremblant, Québec

Marc Guay(3)

Oakville, Ontario

Christian W.E. Haub(2)

Greenwich (Connecticut)

Michel Labonté(1)(2)

Montréal, Québec

Eric R. La Flèche

Town of Mount-Royal, Québec

President and Chief Executive

Officer

Christine Magee(1)

Oakville, Ontario

Marie-José Nadeau(2)(3)

Montréal, Québec

Réal Raymond

Montréal, Québec

Chair of the Board

Line Rivard(1)

Montréal, Québec

Management of METRO INC.

Eric R. La Flèche

President and Chief Executive

Officer

François Thibault

Executive Vice-President,

Chief Financial Officer and

Treasurer

Christian Bourbonnière

Executive Vice-President and

Québec Division Head

Carmine Fortino

Executive Vice-President and

Ontario Division Head

Serge Boulanger

Senior Vice-President,

National Procurement and

Corporate Brands

Martin Allaire

Vice-President,

Real Estate & Engineering

Geneviève Bich

Vice-President,

Human Resources

Mireille Desjarlais

Vice-President,

Corporate Controller

Dan Gabbard

Vice-President,

Supply Chain

Frédéric Legault

Vice-President,

Information Systems

Luc Martinovitch

Vice-President and General

Manager

McMahon distributeur

pharmaceutique Inc.

Gino Plevano

Vice-President,

Digital Strategy and Online

Shopping

Simon Rivet

Vice-President,

General Counsel and

Corporate Secretary

Roberto Sbrugnera

Vice-President,

Treasury, Risk and

Investor Relations

Yves Vézina

National Vice-President,

Logistics and Distribution

(1) Member of the Audit Committee
(2) Member of the Human Resources Committee
(3) Member of the Corporate Governance and Nominating Committee

SHAREHOLDER INFORMATION

Transfer agent and registrar AST Trust Company (Canada)	Head Office 11011 Maurice-Duplessis Blvd. Montréal, Québec H1C 1V6	Vous pouvez vous procurer la version française de ce rapport auprès du service des relations avec les investisseurs: Tel: (514) 643-1000	Annual meeting The Annual General Meeting of Shareholders will be held on January 30, 2018 at 10:00 a.m. at:

Stock listing Toronto Stock Exchange Ticker Symbol: MRU	The Annual Information Form may be obtained from the Investor Relations Department: Tel: (514) 643-1000	METRO INC.’s corporate information and press releases are available on the Internet at the following address: www.metro.ca	Centre Mont-Royal 2200 Mansfield Street Montréal, Québec H3A 3R8

Auditors Ernst & Young LLP

DIVIDENDS*

2018 FISCAL YEAR

Declaration Date	Record Date	Payment Date
January 29, 2018	February 15, 2018	March 13, 2018
April 24, 2018	May 24, 2018	June 15, 2018
August 14, 2018	September 5, 2018	September 26, 2018
October 1, 2018	October 26, 2018	November 13, 2018

*	Subject to approval by the Board of Directors